UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2019
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of the Company scheduled for January 9, 2020.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2019	BRAINSWAY LTD. By: /s/ Hadar Levy —————————————— Hadar Levy Chief Financial Officer

BRAINSWAY LTD.

19 Hartum Street, Bynet Building, 3rd Floor

Har HaHotzvim, Jerusalem 9777518

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on January 13, 2020

The Annual General Meeting of Shareholders of Brainsway Ltd. (the “Company”), will be held at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel on January 13, 2020 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Annual Meeting”), for the following purposes:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2019 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

2.	To approve the re-election of Dr. David Zacut and Mr. Avner Hagai and the election of Mr. Avner Lushi as directors to the board of directors of the Company;

3.	To approve the grant of options to the directors Ms. Eti Mitrany and Mr. Avner Lushi;

4.	To approve amendments to the Company's compensation policy;

5.	To approve compensation for Christopher R. von Jako, Ph.D., the Company's future president and chief executive officer;

6.	To approve compensation for Dr. David Zacut for his role as the chairman of the Board of Directors;

7.	To approve compensation for Dr. David Zacut for the 3 month on-the-job-training to Company's entering president and chief executive officer; and

8.	To approve amendments to the Company's Articles of Association.

In addition, shareholders at the Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2018 and the Board of Directors Report (included in the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission) for the year.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on December 16, 2019 shall be entitled to receive notice of and to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the Annual Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Friday, January 10, 2020, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Friday, January 10, 2020, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on Monday, January 13, 2020). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, by no later than January 3, 2020. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law 1999, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,

Dr. David Zacut
Chairman of the Board of Directors

Tel-Aviv, Israel

December 9, 2019

BRAINSWAY LTD.

19 Hartum Street, Bynet Building

3rd Fl, Har HaHotzvim

Jerusalem 9777518

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 13, 2020

This Proxy Statement ("Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of Brainsway Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual Meeting”), to be held on Monday, January 13, 2020, at 3:00 p.m. Israel time at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Annual Meeting to adopt the following proposals or to consider the following items:

1.	appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2019 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

2.	To approve the re-election of Dr. David Zacut and Mr. Avner Hagai and the election of Mr. Avner Lushi as directors to the board of directors of the Company;

3.	To approve the grant of options to the directors Ms. Eti Mitrany and Mr. Avner Lushi;

4.	To approve amendments to the Company's compensation policy;

5.	To approve compensation for Christopher R. von Jako, Ph.D., the Company's future president and chief executive officer;

6.	To approve compensation for Dr. David Zacut for his role as the chairman of the Board of Directors;

7.	To approve compensation for Dr. David Zacut for the 3 month on-the-job-training to Company's entering president and chief executive officer; and

8.	To approve amendments to the Company's Articles of Association.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than Thursday, December 19, 2019.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on December 16, 2019 (the “Record Date”), shall be entitled to receive notice of and to vote at the Annual Meeting. At the close of business on December 16, 2019, the Company will have outstanding 22,236,368 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Annual Meeting.

Proxies

A form of proxy card for use at the Annual Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the Annual Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Global Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Annual Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Friday, January 10, 2020, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Friday, January 10, 2020, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on January 13, 2020). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about December 19, 2019. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

Voting for Proposals 1, 2, 3, 6 and 8: The approval of Proposals 1, 2, 3, 6 and 8 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented.

Voting for Proposals 4, 5 and 7: The approval of Proposals 4, 5 and 7 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. The vote for the increase in the capacity of the consultancy of the Chairman to the Company is made for cautionary purposes only.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 4, 5 and 7 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

A “personal interest” of a shareholder, for purposes of Proposals 4, 5 and 7 is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem 9777518, Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than January 3, 2020.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our VP Finance by e-mail: uri@brainsway.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2019 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Registration Statement on Form F-1 filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2019 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

RE-ELECTION OF DR. DAVID ZACUT AND MR. AVNER HAGAI AND ELECTION OF MR. AVNER LUSHI AS DIRECTORS

At the Meeting, the term of three Company’s directors, Dr. David Zacut, Mr. Avner Hagai and Mr. Daniel Azriel will expire. The Board of Directors has nominated each of Dr. David Zacut and Mr. Avner Hagai to be re-elected as a director, and nominated Mr. Avner Lushi to be elected as a director, in each case until the next annual general meeting of the Company, in the event of an approval of the amended Articles in accordance with Proposal 8 below, or if Proposal 8 is not approved, as class A directors for a three-year term.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. David Zacut, Mr. Avner Hagai and Mr. Avner Lushi has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Dr. David Zacut	67	Chairman of the Board
Mr. Avner Hagai	63	Vice Chairman of the Board
Mr. Avner Lushi	53	Director

Dr. David Zacut has served as our Chairman of the Board of Directors since the Company's inception and has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as the Company's Vice Chairman of the Board of Directors since November 2006. He serves as a director at several companies, including at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer, where he has served since 2010, and at Prisma F.S. Ltd., a building management company, where he has served since 2002. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Mr. Avner Lushi co-founded Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF), a $100 million fund focused on introducing Israeli and western life sciences companies to the Chinese market, in which he also serves as a Managing Partner & CEO. From 2004 to 2015 Avner served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a prominent Israeli life sciences venture capital fund. Before joining IHCV Avner was the Co-Founder & CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Avner served as an independent board member in 7 industrial public companies, the two last active ones being Raval ICS Ltd. and Ram-On Investments and Holdings (1999) Ltd. In addition, he represented IHCV and represented GIBF in numerous portfolio companies. Prior to turning to the private sector, Avner held increasingly senior roles with the Israeli Prime Minister Chamber and the Israeli Supreme Court. Avner holds an LLM in Law from the Hebrew University of Jerusalem, LLB in Law and a BA in Economics from the Haifa University.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that each of Dr. David Zacut, Mr. Avner Hagai and Mr. Avner Lushi be, and each of them hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company, subject to the approval of the amended Articles as provided in Proposal 8, and if Proposal 8 is not approved, as class A directors for a three-year term.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Compensation Committee and Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

GRANT OF OPTIONS TO MS. ETI MITRANY AND TO MR. AVNER LUSHI

At the Annual and Special General Meeting held on December 19, 2018, our shareholders approved a grant to our independent directors of 27,500 options to purchase Ordinary Shares of the Company, par value NIS 0.04 each ("Options") at an exercise price equal to the average closing prices of our shares in the 90 trading days prior to November 28, 2019, which was the date of approval of the grant of Options by the Board of Directors, plus a 10% premium. The Options were granted on a 102 Capital Gain route with a trustee in accordance with section 102 of the Israeli Tax Ordinance – 1961. The options are exercisable via cashless exercise mechanism. The Options are subject to a four-year vesting, 1/12 of the Options to vest and become exercisable after 15 months from the date of grant and 1/12 of the Options to vest and become exercisable every 3 months thereafter (so long they continue to serve as directors at such times), and otherwise in accordance with the Company's 2019 Amended and Restated Share Incentive Plan.

At the time of grant of the Options, Ms. Mitrany served as an external director in our board of directors, in accordance with the requirements of the Israeli Companies Law – 1999. While we were required to have external directors, our policy was not to grant options to our external directors. Under regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are traded on stock exchanges such as the Nasdaq that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company's shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq with respect to the composition of our board and such committees, therefore we are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

In light of the above, our compensation committee and Board of Directors recommend to grant 27,500 options to purchase Ordinary Shares of the Company, par value NIS 0.04 each, to each of Ms. Eti Mitrany and Mr. Avner Lushi, both independent directors of the Company under the Nasdaq Listing Rules, under vesting and other terms similar to those of the Options granted to all our other independent directors, as described above. If approved by shareholders, vesting of each of Ms. Mitrany's and Mr. Lushi’s Options would begin on November 28, 2019.

The grant proposed to Ms. Mitrany and to Mr. Lushi is in accordance with our compensation policy and in accordance with the regulations promulgated under the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of 27,500 options to each of Ms. Eti Mitrany and Mr. Avner Lushi, each an independent director of the Company, as described in the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The compensation committee and the Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 4

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee, and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law).

Our Board of Directors recommends to amend the compensation policy of the Company to allow more flexibility to the Company when hiring executives outside Israel, with a view to support the Board's commitment to a strategic transition to US-based leadership for the Company.

It is proposed to make the following amendments to the compensation policy:

a.	To broaden the compensation policy to cover employees of subsidiaries of the Company in Israel and outside Israel, who are considered officeholders under the Israeli Companies Law – 1999.

b.	To enable the compensation committee and the Board of Directors to agree to prior notice periods for resignation or dismissal caused by certain acceleration events defined in the compensation policy.

c.	To enable the compensation committee and the Board of Directors to agree to up to 12 months prior notice periods, including full payment of the compensation package and fringe benefits, upon termination by the Company of the engagement with an officer or an employee outside of Israel.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the compensation policy of the Company by adopting the Amended and restated Compensation Policy attached hereto as Appendix B.”

The approval of Proposal 4 requires the affirmative vote at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 5

APPROVAL OF THE TERMS OF COMPENSATION OF DR. VON JAKO, THE COMPANY’S FUTURE PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law.

Our Board of Directors has decided to appoint Christopher von Jako, Ph.D., as President and Chief Executive Officer (CEO). Dr. von Jako’s appointment cements the Board's commitment to a strategic transition to U.S.-based leadership and will become effective in January 1, 2020, subject to the required shareholder approval of his terms of compensation. He will succeed Dr. David Zacut, a co-founder of Brainsway and Chairman of the Board, who has been serving as Interim CEO since September 2019.

Dr. von Jako is a science-driven senior executive with over 25 years of experience managing businesses and leading global medical technology companies. He has significant expertise in developing and commercializing minimally-invasive medical technologies aimed at improving patient experiences and outcomes. Our Board is confident that Dr. von Jako is well-suited to lead Brainsway into its next phase of growth. Dr. von Jako's term in office will commence on January 1, 2020, and during his first three months on the job he will be supported through an on-the-job-training by Dr. David Zacut our chairman of the board who served also as our interim CEO in recent months.

The following contains information with respect to Dr. von Jako is based upon the information furnished to the Company by Dr. von Jako:

Christopher von Jako, Ph.D. served prior to joining Brainsway as CEO of Dynatronics Corporation, a publicly-traded medical device company that designs, manufactures, and sells high-quality restorative products. Prior to Dynatronics, he served as President and CEO of NinePoint Medical, Inc., a privately-held, advanced image guidance company. Additionally, Dr. von Jako served as President and CEO of NeuroTherm, Inc., a privately-held, minimally invasive interventional pain management company. Earlier in his career, he held increasingly senior roles with other leading medical device companies, such as Integra LifeSciences, Covidien, Medtronic, and Radionics. Dr. von Jako holds a Ph.D. in Biomedical Sciences from the University of Pécs, a M.S. degree in Radiological Sciences and Technology from the department of Nuclear Engineering at the Massachusetts Institute of Technology, and a double B.S. degree in Physics and Mathematics from Bates College. He continues to serve as an independent director on the boards of NinePoint Medical, Inc. and nView medical Inc.

The compensation committee and the Board of Directors of the Company has approved and recommends the shareholders to approve the following compensation package to Dr. von Jako:

(i)	Salary. Annual gross base salary of US$350,000 for the first year of active employment, subject to 3% annual increases for every subsequent calendar year of employment;

(ii)	Bonus. Performance-based bonus in a gross amount not exceeding six months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board;

(iii)	Equity. 240,000 performance-based restricted stock units (“RSUs”) (representing 240,000 ordinary shares) to be granted in four phases as below, subject to the terms, conditions, and vesting schedules stated herein:

a.	60,000 RSUs to be granted on January 2020 (“Tranche A”); and

b.	60,000 RSUs granted on or before March 31, 2021, subject to meeting the following measures: (x) 50% of the grant will be based on achievement of the annual operating plan objectives as set by the Board for 2020; and (y) 50% of the grant will be contingent on whether the Company’s Ordinary Share Price Delta (as defined below) between Q4 2019 and Q4 2020 is at least 5% higher than the Industry Index Delta (as defined below) for the same period (“Tranche B”); and

c.	60,000 RSUs granted on or before March 31, 2022, subject to meeting the following measures: (x) 50% of the grant will be based on achievement of the annual operating plan objectives as set by the Board for 2021; and (y) 50% of the grant will be contingent on whether the Company’s Ordinary Share Price Delta (as defined below) between Q4 2019 and Q4 2021 is at least 7.5% higher than the Industry Index Delta (as defined below) for the same period (“Tranche C”); and

d.	60,000 RSUs granted on or before March 31, 2023, subject to meeting the following measures: (x) 50% of the grant will be based on achievement of the annual operating plan objectives as set by the board for 2022; and (y) 50% of the grant will be contingent on whether the Company’s Ordinary Share Price Delta (as defined below) between Q4 2019 and Q4 2022 is at least 10% higher than the Industry Index Delta (as defined below) for the same period (“Tranche D”);

“Company’s Ordinary Share Price Delta” shall mean the difference in percentage between the average price of one Ordinary Share in the first relevant quarter (i.e. Q4 2019) and the second relevant quarter (Q4 2020, Q4 2021 or Q4 2022, as the case may be). Thus, if for example, the average Ordinary Share price in Q4 2019 is $5.00 and the average Ordinary Share price in Q4 2021 is $6.00, this would represent a Company’s Ordinary Share Price Delta of 20% between Q4 2019 and Q4 2021.

“Industry Index” shall mean the biopharma index to be mutually agreed upon in writing by the Company and Dr. von Jako.

“Industry Index Delta” shall mean the difference in percentage between the average price of one share of the Industry Index in the first relevant quarter (i.e. Q4 2019) and the second relevant quarter (Q4 2020, Q4 2021 or Q4 2022, as the case may be). Thus, if for example, the average Industry Index share price in Q4 2019 is $12.00 and the average Industry Index share price in Q4 2021 is $15.00, this would represent an Industry Index Delta of 25% between Q4 2019 and Q4 2021.

The grant of the equity will be subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with applicable laws. The RSUs granted in each Tranche will vest over a period of four years beginning on the date upon which the Tranche is granted following Board of Directors approval, with the first 25% of the tranche vesting on the last date of the 12 month period following the relevant tranche commencement date, and with the remaining 75% of the tranche vesting in 12 equal portions – each upon the last day of every three month period thereafter until the tranche is fully vested, provided that the RSUs in each Tranche will only vest at the designated time if Dr. von Jako continues to be employed with the Company at the time of each such scheduled vesting.

(iv)	Benefits. Similar to those of other senior executives of the Company.

(v)	Paid Time Off. 24 days per year of paid time off.

(vi)	Termination; Severance. (a) If termination for Cause (as defined in the Employment Agreement) or Resignation, the obligations of the Company shall cease immediately, and (b) If termination without Cause or Resignation for Good Reason (as defined in the Employment Agreement), (1) where such termination occurs during the first year of employment, Dr. von Jako shall be entitled to severance payment equal to 50% of the first year's gross base salary, plus the pro-rata portion (as of the termination date) of the target annual bonus that would have been paid had Dr. von Jako completed the year and achieved all milestones, goals and targets set for the year by the Board, and (2) where such termination occurs after the first year of employment, Dr. von Jako shall be entitled to severance payment equal to 100% of the then-current gross base salary, plus the pro-rata portion (as of the termination date) of the target annual bonus that would have been paid had Dr. von Jako completed the year and achieved all milestones, goals and targets set for the year by the Board.

(vii)	Change of Control. If a Change of Control (as defined in the Employment Agreement) occurs and Dr. von Jako employment is terminated within six months thereafter, Dr. von Jako will be entitled to: (a) severance payment as set forth in paragraph (vi)(b)(2) above, and (b) with respect to any tranche of RSUs granted to Dr. von Jako by the Company prior to the date of the Change of Control that, as of the date of the Change of Control, have not yet vested and are subject to continued employment, the vesting date of such unvested shares shall be accelerated to the day immediately prior to the Change of Control, and any remaining portion of the RSUs that have not been granted prior to the Change of Control will terminate.

(viii)	Competition and Interfering Activities. Dr. von Jako undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

It is clarified that paragraph (vi)(Termination; Severance) and paragraph (vii)(change of control) of the compensation package described above, are subject to the approval of Proposal 4 above for amending our compensation policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the terms of compensation of Dr. von Jako, the Company's president and chief executive officer on the terms described in the Proxy Statement.”

The approval of Proposal 5 requires the affirmative vote at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Company's Compensation Committee and Board of Directors recommend a vote FOR approval of the proposed resolution.

PROPOSAL NO. 6

APPROVAL OF COMPENSATION TO DR. DAVID ZACUT IN HIS CAPACITY AS CHAIRMAN OF THE BOARD OF DIRECTORS

Prior to his temporary parallel appointment as interim Chief Executive Officer in September this year which terminates with the entry of Dr. von Jako to the job, Dr. Zacut served solely as the chairman of our board of directors, and provided consultancy services to the Company in a 40% capacity. The monthly consulting fee for a 100% capacity under Dr. Zacut's consulting agreement with the Company is NIS 75,000, hence his monthly consultancy fees in his capacity as chairman of the board was NIS30,000. If re-elected for an additional term as proposed in Proposal 2 above, it is proposed to approve the same compensation for his term in office after such re-election, i.e. monthly consultancy fee of NIS30,000.

The proposed compensation for Mr. Zacut in his capacity as chairman of the Board of Directors is reasonable considering his contribution to our strategy and operations, and is not expected to materially affect the Company's profitability, property or liabilities. Furthermore, considering the Company’s stage, size and scope of operations, as well as its financial condition and its share price, this proposal seems reasonable and in the best interest of the Company. The compensation provided to Dr. Zacut is in accordance with our compensation policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation of Dr. David Zacut, as provided herein, in his capacity as chairman of the Board of Directors.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 7

APPROVAL OF COMPENSATION TO DR. DAVID ZACUT, DURING A 3 MONTH ON-THE-JOB-TRAINING OF THE ENTERING PRESIDENT AND CHIEF EXECUTIVE OFFICER

On November 25, 2019, the shareholders of the Company approved the engagement of Dr. David Zacut, the Company's Chairman of the Board, as the interim Chief Executive Officer of the Company until the nomination of a new Chief Executive Officer, and the increase of the capacity of his consultancy services to the Company accordingly. During the period of his service as interim Chief Executive Officer, per the approval of the shareholders, the capacity of the consultancy services of Dr. Zacut to the Company increased from 40% to 100%, and accordingly his monthly consultancy fees increased from NIS30,000 to NIS75,000.

Subject to the approval of the compensation terms of Dr. von Jako (Proposal 7 above), Dr. von Jako will continue his term in office as our president and chief executive officer which commenced on January 1, 2020. Our board of directors believes that a 3 month on-the-job training of Dr. Zacut to Dr. von Jako will help secure a smooth transition of leadership.

The extension of the increased capacity of Dr. Zacut's consultancy services to the Company by a three-month period reflects the time, effort and contribution required from Dr. Zacut during such transition period.

The Board of Directors and Compensation Committee have determined that the proposed extension of the increased capacity of Dr. Zacut's consultancy services to the Company during the on-the-job-training of Dr. von Jako are appropriate, reasonable and reflect the significant contribution of Dr. Zacut to the Company.

The extension of the increase is for the period starting from January 1, 2020, and until March 31, 2020.

Once the three-month on-the-job-training will expire, Dr. Zacut's consultancy capacity shall automatically revert to 40%, as it was prior to his appointment as interim CEO.

The 100% consulting fees of Dr. Zacut are less then the maximum compensation for a CEO set in the Company's Compensation Policy, which is NIS85,000. It should be noted that Dr. Zacut receives the payment as a consultant and not as an employee, i.e. there is no additional cost to the Company, and that Dr. Zacut will provide services both as a Chairman and as an interim CEO in consideration for such fees.

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve of the compensation to Dr. David Zacut, during a 3 month on-the-job-training to the entering President and Chief Executive Officer"

The approval of Proposal 7 requires the affirmative vote at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided, for cautionary purposes only, that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Company's Compensation Committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 8

AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

According to a request we received by shareholders holding approximately 1% of the Company, the Company proposes to amend its Articles in the manner set forth in Appendix C hereto. The proposed amendments to our Articles of Association are as follows:

a.	To remove sections relating to our staggered board mechanism, namely the mechanism for the appointment of three classes of three directors each to our Board of Directors, each appointment for a three-year term.

b.	To allow the Board of Directors to include the election of directors in the agenda of an Extraordinary General Meeting.

c.	To reduce the minimum period required for a shareholder to propose a candidate for election as a director at the annual meeting of shareholders from 60 to 45 days.

d.	To reduce the ability of our Board of Directors to re-elect an acting director, to only one additional term. It is clarified that such limitation does not limit the ability of such directors to be re-elected by shareholders.

In addition, the Company proposes to delete the requirement to publish the notice of the general meeting in two daily papers at least, with broad distribution which are published in the Hebrew language (Article 53.1). Said requirement is not relevant to us as a company dually listed on the NASDAQ Global Market and The Tel Aviv Stock Exchange.

Our shareholders will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve an amendment to the Company's Articles of Association in the manner set forth in Appendix C hereto."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

If approved, the new nomination mechanism for directors shall come into effect on the next annual general meeting of the Company.

The Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dr. David Zacut

Chairman of the Board of Directors
Dated: December 9, 2019

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________, hereby declares to Brainsway Ltd. (the “Company”), effective as of January 9, 2020, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

2

Appendix B

[UNOFFICIAL TRANSLATION INTO ENGLISH]

AMENDED AND RESTATED COMPENSATION POLICY

Brainsway Ltd. (“the Company”)

1.	General

1.1.	This document constitutes the compensation policy for officers as per the definition thereof in article 267(A) of The Companies Law - 1999 (“The Companies Law”).

1.2.	The purpose of this document is the determination of guidelines for the manner of the compensation of officers in the Company, taking into account principles which will enable preservation of a proper balance between the desire to compensate an officer for his performance, to recruit, to incentivize and to preserve quality officers for the long term, and between the needs to ensure that the compensation structure accords with the business strategy of the Company, its goals and its performance over time, taking into account, inter alia, the risk management policy of the Company.

1.3.	The Company determines its compensation policy for officers, amongst other things, according to the following considerations:

1.3.1.	Promotion of the aims of the Company, its work plan and with emphasis on long term policy aspects.

1.3.2.	Proper incentives for officers taking into account its risk management policy.

1.3.3.	The Company’s current stage, size, nature and scope of activity.

1.3.4.	With regard to variable components - the contribution of the officer to the achievement of the aims of the Company and maximization of its profits, with a long term view and in accordance with the position of the officer.

1.3.5.	The financial position or the share price of the Company.

1.4.	It is emphasized that this policy does not grant any of the current and future officers in the Company a right to receive any compensation specified in this compensation policy. The compensation to which a current or future officer shall be entitled, shall be under the specific terms determined for him and approved by the organs authorized therefore without any event by the Company and subject to the provisions of applicable law.

1.5.	It is emphasized that the compensation policy determines ceilings for the various compensation components and accordingly in the event that an officer receives compensation which is lower than the policy compensation, this shall not be deemed as deviation or departure from the compensation policy of the Company and approval of the general assembly therefor shall not be required, as is required in an instance of the approval of the terms of service and employment which deviate from the compensation policy.

Appendix B

1.6.	This compensation policy applies to all officers in the Company, which as of the date of adoption of the policy include the chairman of the Board of Directors, the directors, the CEO, officers directly subordinate to the CEO, including officers or employees in subsidiaries incorporated in Israel and outside of Israel, who are considered officers in the Company, as per the definition of this term in The Companies Law.

2.	Components of the Compensation Package

2.1.	The comprehensive compensation of the officers in the Company will be comprised of a number of compensation components (all of them or part thereof):

2.1.1.	Basic wage or salary.

2.1.2.	Social and ancillary benefits - these include, inter alia, pension savings, managers insurance, provision for severance pay, loss of work capacity insurance, vacation, sick pay, recuperation pay, travel expenses, continuing education fund, provision of a vehicle for fulfillment of function, holiday gifts, participation in welfare and leisure activities customary for all employees of the Company, communications and periodicals, and membership fees in professional associations, participation in professional workshops, professional literature, professional liability insurance, annual medical examination, and all as shall be customary at the Company from time to time.

2.1.3	Exemption, indemnification and insurance for officers.

2.1.4	Variable performance based compensation - cash grant (hereinafter: “annual grant”)

2.1.5	Variable compensation - capital.

2.1.6	Special grants.

2.1.7	Termination of service arrangement - compensation, advance notice, adaptation grant or any other benefit provided to officers in connection with termination of their position in the Company.

2.2	Definitions

2.2.1	“Base wage” or “salary/monthly salary” - gross monthly wage.

Appendix B

2.2.2.	“Cost of wage” - basic wage together with social and ancillary benefits in terms of costs to the employer.

2.2.3	“Compensation package” - total cost of compensation as stated in clause 2.1 in terms of costs to employer, including cost of wage, annual grant and equity compensation in terms of average value per year of maturity.

2.2.4	“Officer” - as per the definition thereof in The Companies Law.

3.	Manner of Determination of Compensation

The terms of the position and the employment of an officer at the Company shall be determined and approved, inter alia, taking into account and considering the following principles:

3.1	The education, skills, expertise, professional experience and achievements of the officer and their suitability to the needs of the Company and its business strategy.

3.2	The position of the officer, the scope of his responsibility and previous wage agreements with him.

3.3	Internal comparison - a comparison of the compensation of the officer to that of the other employees of the Company -

In determining the terms of service and employment of an officer, the Company shall examine the average and median cost of wage of the other employees of the Company (including contractor employees, as relevant) and the influence of gaps between the average and median cost of wage of the terms in question, upon the work relations of the Company.

3.4	The following table expresses the mix of components of compensation in a manner which describes the possible range of proportion between a fixed component of compensation in annual terms and between variable components of compensation in annual terms:

Position	Minimal cost of fixed compensation(per gross wage)	Maximum cost of variable compensation (monetary and capital1)
Chairman of the Board of Directors	100%
CEO	30-100%	0-70%
Other officers in Israel directly subordinates to the CEO	40-100%	0-60%

______________________________________

1 Equity Compensation - In accordance with its value at the time of the granting.

Appendix B

4.	Base Wage

4.1	The base wage expresses the skills of the employee, his experience, the knowledge he brings with him to the position, expertise in the field, education, professional qualifications attained and so forth, taking into account the scope of responsibility imposed upon him and the demands of the position demanded from him.

4.2	The base wage of an officer will be determined in negotiations for his employment at the Company, taking into account the considerations and parameters set forth in Clause 3 above.

4.3	With regard to officers whose place of work is in Israel (“officers in Israel”) the compensation policy of the Company determines that:

4.3.1	The monthly wage of the chairman of the Board of Directors in the Company shall not exceed NIS 75,000 (for full-time position). The monthly wage shall be reduced in a linear manner in the case of a reduction in the scope of the position.

4.3.2	The monthly wage of the CEO of the Company shall not exceed NIS 85,000.

4.3.3	The monthly wage of other officers in the Company who are direct subordinates to the CEO, shall not exceed NIS 65,000.

5.	Social and Ancillary Conditions

5.1	In addition to the wage specified in Clause 4 above, the Company shall be entitled, upon the approval of the compensation committee and the Board of Directors, to grant to its officers social and ancillary benefits as required by law, or are customary amongst officers in the market and at a level suitable to their position and the size of the Company, its financial state and the scope of its activity, and including (and without detracting from the generality of that stated above: provision for pension fund and managers insurance, severance pay, loss of work capacity insurance, provision for continuing education fund, vehicle (including vehicle expenses and bearing of the tax costs), communications expenses (telephone, internet, periodicals and so forth), professional association membership fees (attorney, CPA and so forth), participation in welfare and leisure activities customary for all employees of the Company, participation in professional workshops, professional literature, professional liability insurance. Annual medical examination, recuperation fees, sick pay, annual vacation (up to a ceiling of 22 days per annum) holiday gifts and so forth.

Appendix B

5.2	Accumulation of Vacation Days - officers in the Company shall be entitled to accumulate vacation days up to a period of two years only. An officer who has not utilized his vacation days in respect of the years prior to the years accumulated, the surplus days shall be erased.

5.3	Refund of Expenses - all of the officers in the Company shall be entitled to a refund of expenses reasonably expended in practice in the framework of their function, including expenses for participation in meetings, overseas travel, per diem accommodation expenses and reasonable expenses for relocation outside of Israel, and this against presentation of receipts. The Company shall be entitled to pay in advance the expenses of officers by means of a credit card. Refund of expenses in the event of overseas travel shall be carried out in accordance with the procedures of the Company, with ceilings for such expenses determined in the procedures.

5.4	Miscellaneous - the Company is entitled to grant additional ancillary conditions to its officers as shall be customary from time to time for the remainder of the employees of the Company.

6.	Exemption, Indemnification, and Insurance

6.1	Exemption Deeds for Officers - the Company shall be entitled to grant to any officer in the Company, including controlling interests and their relations, deeds of exemption as shall be approved by the authorized organs in the Company, and provided that the exemption shall not apply to a resolution or a transaction in which the controlling interest or any officer in the Company (also some other officer for whom an exemption was issued) has a personal interest in.

6.2	Deeds of Indemnification for Officers - the Company shall be entitled to grant to any officer in the Company deeds of indemnification, in the broadest possible manner permitted at law and as shall be approved by the authorized organs in the Company.

6.3	Officers Insurance - without detracting from the generality of that stated above, the Company shall be entitled at any time during the course of this compensation policy, to purchase from time to time liability insurance for officers (including run-off type policies), which shall insure the liability of directors and officers serving and who shall serve form time to time in the Company and its subsidiaries during such periods. When the engagement as stated may be by way of extension of a terminating policy, while changing its conditions, and provided that the engagement shall be on the basis of the principles specified below (in this Clause “Principles to Engagement”) and shall not deviate from the material conditions included in the principles for engagement as stated. The following are the principles for engagement:

Appendix B

6.3.1	With regard to a “claims made” type officer’s insurance policy:

6.3.1.1	The limit of liability of the insurer in the framework of a policy purchased as mentioned shall not exceed $25,000,000 in respect of one claim or cumulatively under the policy, and coverage of reasonable legal expenses for claims submitted in Israel and outside of Israel, as customary.

6.3.1.2	The annual insurance fees which shall be paid by the Company for any one year of insurance, shall not exceed a total of $100,000.

6.3.1.3	The amount of the deductible which shall be determined in any policy purchased as stated shall not deviate from that customary in the market for insurance policies of the type and the scope and at the time of the engagement in the policy.

6.3.2	With regard to “run-off” type policies.

6.3.2.1	The limit of liability of the insurer in the framework of a policy purchased as mentioned shall not exceed $25,000,000 in respect of one claim or cumulatively under the policy, and coverage of reasonable legal expenses for claims submitted in Israel and outside of Israel, as customary.

6.3.2.2	The insurance fees which shall be paid by the Company for a run-off insurance period of seven years, shall not exceed a total of $100,000.

6.3.2.3	The amount of the deductible which shall be determined in any policy purchased as stated shall not deviate from that customary in the market for insurance policies of the type and the scope and at the time of the engagement in the policy.

6.3.3	It is clarified that such extent of the Company shall be registered for trading overseas, it shall be entitled to increase the limits of liability of the insurer such that the limit of liability in the framework of each policy purchased shall not exceed $40,000,000 per claim or cumulatively under the policy, and coverage for reasonable legal expenses for claims submitted in Israel and outside of Israel, as customary.

7.	Advanced Notice

7.1	The compensation committee and the Board of Directors shall be entitled to determine a period of advanced notice for officers in Israel up to a ceiling of two months in the first year of engagement and four months in subsequent years.

7.2	During the course of the advanced notice period, the officer shall be required to continue to fulfill his position and shall be entitled to continuation of all of the terms of his position and employment without change, save if the Board of Directors shall resolve to release him from this obligation.

Appendix B

7.3	The compensation committee and the Board of Directors shall be entitled to determine an advance notice also for termination of employment triggered by one or more of the events set forth in clauses (a) to (c) of the definition of "acceleration event" in Section 10.3.9 below.

8.	Annual Grant - Cash (Bonus)

8.1	The compensation policy of the Company is based, inter alia, on the principle that the comprehensive compensation of an officer at the Company must be influenced by the business results of the Company and his personal contribution to the achievement of the strategic targets of the Company.

8.2.	Accordingly, the Company shall be entitled to grant to the CEO and to officers directly subordinate to the CEO, an annual grant (bonus) on the basis of their fulfillment of performance targets as determined for them, in accordance with the annual grant program which shall be approved by the compensation committee of the Board of Directors of the Company each year.

8.3	Threshold Conditions

The entitlement to an annual grant for an officer is subject to fulfillment of cumulative preconditions which shall be calculated on the basis of the reports of the Company, as follows:

8.3.1	Annual operating profit or loss which shall not be less than or exceed (respectively) the rate of operating profit or loss determined in the work plan approved by the Board of Directors of the Company at the start of the year.

8.3.2	The Company does not have negative cash flow or other circumstances which endanger its ability to meet its liabilities over the course of the following 24 months (after calculation of the grant.)

8.3.3	In a year in which the cumulative conditions are not fulfilled, annual grants shall not be distributed to officers.

8.4	The targets used for calculation of the annual grant for each officer and their proportional weight.

8.4.1	Determination of Targets and the Achievement Thereof

The targets will be determined annually by the compensation committee and approved by the Board of Directors. The compensation committee will consult with the CEO in establishing personal targets and will receive information from him for examination of achievement by the officers of the targets. In the framework of the annual report for the previous year, the Company shall publish the criteria under which the grants for the current year will be determined without details of the quantitative target entitling to a grant. To such extent as a grant shall be paid in respect of fulfillment of targets, the Company shall report in the framework of the periodic report, the scope of the achievement of the targets and the manner of calculation of the annual grant which was paid.

Appendix B

8.4.2	Company-wide Targets

The company-wide the targets will include at least two metrics, which shall be performance or financial (such as income from sales, gross profit, operating profit/loss, net profit/loss, EBITDA, adherence to an annual budget approved in advance by the Board of Directors, share price for the Company, income from a certain model or product, income in a certain territory, obtaining of regulatory approvals, recruitment for clinical trials and so forth).

8.4.3	Personal Target Metrics

The personal target metrics will include at least two metrics determined in advance for the year measured in accordance with the fields of activity and responsibility of the officer. For each officer there shall be determined personal targets which shall derive, inter alia, from the work plan and the strategy of the Company and from the work plan of the units for which the officer is responsible. Metrics for example: Achievement of division budgetary targets, achievement of development target, receipt of FDA approval, number of systems installed/ordered, decrease of production costs, improvement of products quality (as measured in number of faults), success in clinical trials, signature of distribution agreements, expansion of insurance coverage for Company products, publishing of clinical articles, improvement in financial parameters, obtainment of projects targets and other operating parameters (efficiency, employee turnover, cost savings and so forth), reduction of inventory turnaround, material fund raising, merger or material acquisition.

It is clarified that it is possible to include in the personal targets, metrics from the company-wide metrics.

Assessment of the personal targets determined for officers will be made by the CEO, and presented before and subject to approval of the compensation committee of the Board of Directors.

8.4.4	Assessment of Performance by the Supervisor

In calculating the annual grant, the compensation committee and the Board of Directors will be entitled to grant part of the grant on the basis of qualitative performance assessment of the officer which shall refer to metrics such as initiative, excellence, contribution to the results of the Company, as distinct from the company-wide and personal metrics as stated.

Appendix B

8.4.5	Grant Mix

8.4.5.1	The proportional weight of each one of the targets set out above shall be as follows below:

Rank	Company-wide Targets	Personal Targets	Performance Assessment
CEO	60-100%	0%	0-40%
Other officers	30-40%	50-60%	0-20%

8.4.5.2	The compensation committee and the Board of Directors shall be entitled to deviate from the considerations as stated in clause 8.4.5.1.

8.4.6	Annual Grant Ceiling

The annual grant ceiling (without the special grant) shall be determined at the start of the measured year but shall not exceed that stated below:

8.4.6.1	CEO - Up to four monthly salaries.

8.4.6.2	Other Officers in Israel - Up to two monthly salaries of the relevant officer.

8.5	Annual Grant General Provisions

8.5.1	The annual grant in cash to officers as approved by the compensation committee and the Board of Directors will be paid together with the first salary after approval of the annual financial reports of the Company.

8.5.2	The compensation committee and the Board of Directors shall be entitled to reduce up to 25% of the variable compensation for an officer which was calculated for such year according to the compensation mechanisms determined in compensation policy.

8.5.3	Officers will undertake to return to the Company the amount of the grant, net, or part thereof if it evolves in the future that the grant was issued on the basis of figures which were audited by the accountant of the Company and which were discovered to be misleading and were restated in the financial reports of the Company during a period of the three subsequent annual financial reports after the date of approval of the grant. In any instance where an officer will be required to return amounts of a grant as stated, the entitlement of the officer to a future grant will initially be set off. That stated in this clause shall apply, mutatis mutandis, to the Company in the event where these stated figures in the audited financial reports of the Company lead to entitlement to a grant in an amount which is higher in respect of such year.

Appendix B

8.5.4	There shall be no obligation upon an officer to return amounts and the Company shall not pay to an officer any amount as stated in this clause above in any of the following instances:

8.5.4.1	In the event that the restatement of the financial reports arises from a change in the accounting standards.

8.5.4.2	In the event of the compensation committee and the Board of Directors determine in special circumstances that repayment of the grant (or part thereof) as stated in this clause above by the officer is impossible or unimplementable from a commercial, legal or any other aspects.

8.5.5	In the event of termination of the employment of an officer in the Company during any year, with the exception of termination under circumstances which preclude severance pay, the Company shall be entitled to grant the officer a proportional part of his annual grant in respect of the period from the commencement of the calendar year in which the employment of the officer in the Company was terminated and until the date of termination of employment, in accordance with the discretion of the compensation committee and the Board of Directors. In such instance, the grant will be paid only on the date of the payment of the annual grant for the remainder of the officers in the Company.

9	Special Grants

9.1	In addition to the annual grant, the Company shall be entitled to pay to each one of the officers a special grant for performance of the officer which is not measurable or in light of special and extraordinary contribution of the officer such as in connection with completion of a transaction (including merger, acquisition or issue transactions), which is exceptional in its scope or in its inherent achievement (“special grant”). A special grant may be paid to an officer one time per annum only. The amount of the discretionary special grant shall not exceed three monthly salaries for any of the officers in the Company. This restriction shall include also the component of the performance estimation in the annual grant in cash, if existing.

9.2	In the event that the Company shall close a merger and acquisition transaction in the period of engagement with the relevant officer:

9.2.1	Subject to the approval of the compensation committee and the Board of Directors, the CEO shall be entitled to a grant of up to NIS 1,000,000 (whether the Company terminates the engagement with the CEO as a result of the transaction or not).

Appendix B

9.2.2	In the event that the Company shall terminate the engagement with an officer who is not the CEO, over the course of the 24 months after completion of the merger and acquisition transaction, not subsequent to performance of a crime or breach of a material condition in the engagement as stated, to such extent as merger and acquisition documents which are binding were signed prior to the officer receiving a notice of termination, the compensation committee and the Board of Directors are entitled to determine that such officer shall be entitled to a grant of up to six monthly salaries of the relevant officer.

9.2.3	The compensation committee and the Board of Directors are entitled to determine with regard to an officer who is not the CEO that to such extent as the officer shall continue in his position at the Company after the merger and acquisition transaction, for a period determined by them, such officer shall be entitled to a grant of up to six monthly salaries of the relevant officer.

9.2.4	In this clause, “merger and acquisition transaction”, means (1) a sale or transfer transaction of all or of the principle assets of the Company and its subsidiaries, including by means of the granting of a perpetual, exclusive and global license. Or (2) the purchase of the Company by: (A) Merger or the consolidation of the Company with another entity, as a result of which the shareholders of the Company prior to the transaction shall not hold the majority of the voting rights in the surviving entity. (The surviving entity can be the Company), or (B) sale, assignment or discharge of all or almost all the issued and paid up shares of the Company, or any significant part thereof. The Board of Directors of the Company shall have the exclusive authority to determine whether any transaction is deemed a “a merger and acquisition transaction” under this clause 9.

9.3	In the event that the Company shall close a successful issue in the period of engagement of the relevant officer, subject to approval of the compensation committee and the Board of Directors, such officer shall be entitled to a grant as follows: CEO - NIS1,000,000. Other officer - Up to 6 monthly salaries.

9.4	In this clause “successful issue”, shall mean initial offering of ordinary shares of the Company in a stock exchange outside of Israel, which shall result in gross proceeds to the Company of not less than $20,000,000,00. The Board of Directors shall be exclusively authorized to determine whether such issue is deemed “successful issue” under clause 9.

9.5	The special grants as stated in this clause shall be granted to an officer who is not the CEO on the basis of a recommendation of the CEO and subject to approval of the compensation committee and of the Board of Directors. Regarding the CEO of the Company, special grants shall be awarded on the basis of recommendations of the Board of Directors and subject to approval and the compensation committee and the Board of Directors.

9.6	It is clarified that the Company is entitled to pay the special grants as stated in this clause 9, even when it does not fulfill the cumulative pre-conditions set out in clause 8.3.

Appendix B

10.	Equity Compensation

10.1	The Company reserves the rights to grant its officers restricted shares (RS) and or restricted share units (RSUs) and or options for ordinary shares of the Company (herein after jointly: “securities”), in accordance with the equity compensation plan adopted from time to time and subject to applicable law.

10.2	It is clarified that the granting of restricted shares (RS) and or restricted share units (RSUs) (if granted) shall be subject to the performance targets relevant to the nature of activity of the Company.

10.3	The entitlement of an officer to equity compensation shall be according to the definitions in the plans approved by the Company from time to time. These definitions shall relate, at the very least, to the following details:

10.3.1	Maximum percentage of dilution, in respect of such plan, arising from the allotment of securities in the period of the policy, including to employees and in respect of consultancy services and including to employees overseas, shall not exceed a rate of 10% upon full dilution prior to the current compensation policy period[2]. Without detracting from that stated above, the maximum vesting rate for officers in Israel, save for the CEO, shall not exceed 0.5% per annum upon full dilution.[3]

10.3.2	In addition, the value of the annual equity component granted to any officer (if granted) subordinate to the CEO, shall not exceed five sixth monthly salaries of such officer. For such purpose, the value of the annual equity component will be calculated on the date of the granting on the basis of customary economic models and will be divided by the number of years of maturity of the equity component. With regard to the CEO and the VP finance, the value of the annual equity component shall not exceed seven monthly salaries of the CEO or the VP finance, as the case maybe.

10.3.3	The exercise price of the option units for any officer shall not be less than 10% above average closing share price of the Company in the 90 trading days preceding the resolution of the Board of Directors of the Company to allot the options, save if it is determined that extraordinary fluctuation in the share price obligates utilizing an average for a longer period.

______________________________________

2 For such purpose, equity compensation which was approved by the Board of Directors prior to the current policy period, shall not be taken into account.

3 For example - if an officer in Israel is allotted (save for the CEO) in a certain year, securities at a rate of 2% from the issued capital of the Company, the vesting rate will be divided in the manner that vesting of each segment shall not exceed 0.5% per annum.

Appendix B

10.3.4	It is clarified that unless otherwise determined by the compensation committee and the Board of Directors, and subject to the provisions of applicable law (including the provisions of The Company’s Law and the stock exchange regulations), the exercise price of restricted shares and restricted share units, is zero.

10.3.5	The vesting period of each group of securities will vest over the course of no less than three years, starting from 12 months at least after the date of the granting, when the vesting is in equal parts, save for with the CEO, for whom the compensation committee and the Board of Directors may determine that on the first date of vesting up to 25% of the amount of the securities shall vest in the relevant group, and provided that the remainder of the vesting shall be in equal parts.

10.3.6	The Company shall be entitled to grant securities which may be exercised within a period which shall not exceed eight years from the date of the granting thereof and so long as they have not expired previously and all as shall be determined in the allotment program. At the end of up to eight years from the date of the granting, all of the securities which have not been exercised shall expire.

10.3.7	The compensation committee and the Board of Directors will determine the terms of the exercise of securities upon the termination of employee-employer relations between an officer and the Company (due to dismissal, resignation, death or disability and so forth) including in the framework of the equity compensation program and with regard to the CEO, upon approval of allotment at the general assembly or thereafter.

10.3.8	The compensation committee and the Board of Directors shall be entitled to determine that upon an acceleration event, or as a result of the termination of engagement due to death or disability, the vesting of the securities which were granted to the officer shall be accelerated, in whole or in part, including for securities which were granted prior to approval of this compensation policy.

10.3.9	“Acceleration event” shall mean one or more of the following events, when the Company has exclusive discretion to decide with regard to each granting of securities, which of the following events will be included as an acceleration event for such granting (and provided that the definition shall include at least one event from the list): (a) A change in control (as defined in the Securities Law - 1968 at the Company. (b) The sale of all or of the principal assets of the Company. (c) A merger or acquisition transaction as defined in Clause 9.2.4. (d) A successful issue as defined and clause 9.3.

10.3.10	The Company shall be entitled to determine that securities which will be granted to an employee under the tax method which shall maximize the tax benefit for the employee.

10.3.11	In general, exercise of securities shall be cashless save if determined otherwise by the compensation committee and the Board of Directors of the Company.

Appendix B

11.	Directors’ Wage

11.1	The wages of the directors (with the exception for the chairman of the Board of Directors and directors with additional positions in the Company and employed by it) shall not exceed the maximum permitted compensation under the Companies Regulations (rules for compensation of external director) - 2000 (“compensation regulations”), in accordance with the rank at which the Company is classified under the Compensation Regulations. Whether the director is an expert shall be taken into account for such purpose, as per the definition of an expert external director in the Compensation Regulations.

11.2	The external directors and all of the other directors in the Company shall be entitled to refund of expenses as determined in the compensation regulations. The Company shall be entitled to refund to the remaining directors in the Company their reasonable expenses actually made in the framework of their position, including participation in meetings, travel and overseas accommodation expenses, per diem and accommodations as against receipts, and all in accordance with procedures of the Company.

11.3	Clause 6 (exemption, indemnification and officer’s insurance) above shall apply also to directors, including external directors.

11.4	Subject to the provisions of applicable law, the Company is entitled to grant equity compensation to a director with expertise in the field of activity of the Company and or with the special contribution and provided that such director is not the chairman of the Board of Directors nor has an additional position in the Company and nor is employed or provides services to the Company, and subject to the provisions of Clause 10.3 (equity compensation) which shall apply to such director and or the equity compensation offered to him, mutatis mutandis.

11.5	Directors employed by the Company or providing services to it by means of companies under their control shall not be entitled to additional compensation in respect of their function as directors.

12.	Work Overseas

12.1	Notwithstanding that stated in Clauses 4.3, 7.1 , 8.4.6 and 10.3.2 of this compensation policy, regarding officers who are not residents of Israel (“officer outside of Israel”), the terms of the position and the employment shall be as per the following limits:

Appendix B

12.1.1	The basic annual wage ceiling shall not exceed $400,000.[4]

12.1.2	In addition to the base salary specified in Clause 12.1.1 above, the Company shall be entitled, with the approval of the compensation committee and the Board of Directors, to approve social and ancillary benefits for an officer outside of Israel in accordance with that customary in the country in which he carries out his position.

12.1.3	The annual cash grant (bonus) ceiling[5] shall not exceed six monthly salaries of such officer.

12.1.4	The value of the annual equity component at the time of the granting shall not exceed 12 monthly salaries of such officer. For such purpose, the value of the annual equity component will be calculated on the date of the granting on the basis of customary economic models and will be divided by the number of years of maturity of the equity component.

12.1.5	Advance notice – the compensation committee and the Board of Directors shall be entitled to determine a period of up to 12 months advanced notice of termination to officers and employees outside Israel.
12.2	It is clarified that in addition to that stated above, the wage of officers outside of Israel and additional conditions which were not arranged in this policy, shall be subject to approval of the competent organs in the corporations in which they are employed.

13.	Ratio between the cost of the terms of the position and employment of an officer and the remainder of the employee’s of the Company

The compensation committee and the Board of Directors have examined the ratio between the cost of the terms of the position and the employment of officers, and between the cost of wage of the remaining employees of the Company and of the employees of contractors employed by the Company, and particularly the ratio between the average wage and the median wage of employees are stated, as of the date of approval of this compensation policy, and determined that these ratios are not anticipated to impact the work relationships at the Company, and this taking into account, inter alia, the manner of the activity of the Company and its size and the responsibility that various officers in the Company shall bear and the complexity of their positions.

______________________________________

4 Including by means of a mechanism for payment of sales commissions.

5 Subject to fulfillment of preconditions and targets and all in accordance with Clause 8 above.

Appendix B

The following is the ratio as stated correct as of the date of the publication of this compensation policy.

Position	Ratio to Average Wage	Ratio to Median Wage
Chairman of the Board of Directors	1.04	1.42
CEO	6.30	8.62
Other officers directly subordinate to the CEO	2.55	3.48

(1) The average and median wage was calculated with regard to Israeli employees only.

(2) The value of the options is determined in accordance with their value on the date of the granting, with regard to options not yet vested, divided by the number of years of maturity.

(3) Grants contingent upon fulfillment of targets have not been taken into account.

14.	Employment by Means of a Management Company

In the event that an officer provides services to the Company (for instance by means of a management company) and is not an employee of the Company, in every instance where this compensation policy refers to base wage and/or salary, the fixed components will be converted into a monthly management fees and the provisions of the compensation policy will apply with regards to the management fees, mutatis mutandis, and provided that there shall be no change in the costs to the Company due to the engagement with the service provider as compared to engagement with him as an employee. The payment to the service provider will be carried out through invoices and will include the base wage and all of the ancillary conditions and benefits (with the exception of refund of expenses). In such instance, the total and final cost to the Company as stated shall stand at the base wage multiplied by 1.33. VAT at law shall be added to the management fees.

15.	Changes in the terms of the position and employment of an officer subordinate to the CEO

A non-material change (up to 5%) in the terms of the position and employment of an officer who is subordinate to the CEO of the Company, shall not require approval by the compensation committee if approved by the CEO and is in line with the compensation policy of the Company, and provided that the CEO shall report thereupon to the chairman and the compensation committee.

16.	Miscellaneous

16.1	The compensation committee and the Board of Directors are responsible for the management of the compensation plan and its implementation and all of the actions required therefor including the authority to interpret the provisions of the compensation policy in any event of doubt with regard to the implementation.

16.2	It is emphasized that nothing in that stated in this compensation policy shall prejudice existing agreements and/or binding practices (if any) between the Company and the officers prior to approval of this compensation policy.

Appendix B

16.3	In the event of any change in the relevant law which is more lenient than the provisions of this compensation policy, the compensation committee and the Board of Directors shall be entitled to adopt the more lenient provisions of the law, and this without requiring approval of the general assembly of the Company in connection therewith.

16.4	The compensation committee and the Board of Directors will examine from time to time the compensation policy and the need for its adjustment in the face of a material change from circumstances which had prevailed when it was determined or for other reasons.

Appendix C

[UNOFFICIAL TRANSLATION INTO ENGLISH]

Amended and Restated Articles of Association

of

Brainsway Limited

Preamble

1.

1.1.         In these Articles of Incorporation, save if the context requires otherwise -

“Man”, “Person” or “Persons”	Including a corporation

“In Writing”	Handwritten, printed, on a typewriter, on a photocopy, telex, fax or in any other manner which is readable.

“Registered Shareholder”	Shareholder as per the definition of Article 177 (2) of the Law.

“Unregistered Shareholder”	Shareholder as per the definition of Article 177 (1) of the Law.

“The Company”	Brainsway Ltd.

“The Law” or “The Companies Law”	The Companies Law - 1999, as shall be from time to time and the Regulations issued thereunder.

“The Securities Law”	The Securities Law - 1968, as shall be from time to time and the Regulations thereunder, as issued from time to time.

“The Secretary”	The appointed Secretary of the Company.

“The Registry” or “The Registry of Shareholders”	The registry of shareholders of the company which must be maintained according to the Law.

“The Office” or “The Registered Office”	The office of the Company, whose address shall be registered with the Registrar of Companies, as shall be from time to time.

“The Ordinance” or “The Companies Ordinance”	The Companies Ordinance (new version) - 1983, as shall be from time to time, and regulations which shall be issued thereunder.

“Special Majority”	A majority of at least two-thirds of all the votes of the shareholders present at the general meeting or in the class meeting, as the case may be, entitled to vote and voted on their own or by proxy, without taking into account abstentions.

“Ordinary Majority”	Ordinary majority of all of the votes of the shareholders present in the general meeting or in the class meeting, as the case may be,

entitled to vote and having voted, without taking into account abstentions.

“Year” or “Month”	Of the Gregorian calendar.

“Corporation”	Company, partnership, cooperative association, association and any other incorporated or unincorporated group of persons.

“These Articles” or “The Articles”	The Articles of Incorporation in this document, as shall be amended from time to time.

1.2.            For every term in these Articles which has not been defined above, the significance shall be that which is known in The Companies Law, save if this is contradictory to the matter which is written or its contents; the singular shall include the plural and vice versa and the masculine shall include the feminine.

1.3.           The headings in these Articles are intended for convenience only and may not be used for interpretation of these Articles.

1.4.           In every place where these Articles determine that its provisions shall apply subject to the Ordinance and/or The Companies Law and/or any Law, the intention is the provisions of the Ordinance and/or the provisions of The Companies Law and/or any Law, which may not be stipulated upon, save if the context requires otherwise.

1.5.           The provisions which maybe stipulated upon in The Companies Law shall apply to the Company save if determine otherwise in these Articles and to such extent as there is no contradiction between them and the provisions of these Articles.

Name of the Company

2.               The name of the Company is Brainsway Ltd.

Limitation of Liability

3.               Limited liability

3.1.           The liability of a shareholder for the debts of the Company is limited to the discharge of the amount (including premium) at which shares were allotted to him but not less than of nominal value of the shares allotted to him, save if shares were allotted to him at law for a consideration which is lower than their nominal value, in which case his liability is limited to the discharge of the consideration for which the share was allotted to him.

3.2.           The Company is not entitled to change the liability of a shareholder or to obligate a shareholder to purchase additional shares without his consents.

Purposes of the Company

4.               The purposes for which the Company was established:

4.1.           Research, development, marketing and sales of medical devices for the treatment of the human brain.

4.2.          To engage in any matter or issue or subject which is legally permissible, at the discretion of the directors and the business managers of the Company.

Contributions

5.               The Company is entitled to contribute reasonable amounts to worthy causes, even if the contribution is not in a framework of the business considerations of the Company.  The Board of Directors is authorized to determine, at its discretion, the amount of the contribution, the purposes for which it is made, the identity of the recipient and every other condition in this context.

The Registered Office

6.               The registered office of the Company shall be at the address determined by the Board of Directors, and shall change from time to time.

The Articles of Incorporation

7.               The Company shall be entitled to change these Articles by resolution of the general meeting by ordinary majority.

8.               A resolution passed by the general meeting with the majority required for changing of the Articles, as stated in Clause 7 above, which changes any of the provisions of these Articles, shall be deemed a resolution for the alteration of these Articles, even if this was not indicated expressly in the resolution.

9.               Subject to provisions of The Companies Law, changes to these Articles shall be valid from the date of a passage of a resolution by the Company or another date determined in the resolution.

Registered Share Capital

10.            The registered share capital of the Company is NIS 1,400,000 divided into 35,000,000 ordinary shares of the nominal value of NIS 0.04 each (hereinafter- the ordinary shares). The Company is entitled to change the registered share capital subject to the provisions of The Companies Law and these Articles.

The Shares

11.             Each ordinary share in the capital of the Company shall have equal rights, for all intents and purposes, to every other ordinary share, including the rights to dividend, bonus shares and participation in distribution of surplus assets of the Company upon liquidation, proportionally to the nominal value of each share, without taking into account any premium paid thereupon, and all subject to the provisions of these Articles.

12.            Each one of the ordinary shares entitles its owner to participate in the general meeting of the Company and to one vote.

13.

13.1.          A shareholder in the Company is the party registered as the shareholder in the registry of shareholders or whomever a share is registered in his favor with a stock exchange member, and such share is included in the registered shares in the registry of shareholders of the Company in the name of a company for registration.

A shareholder who is a trustee will report thereupon to the Company, and the Company shall record him in the registry of shareholders, with indication of his trust, and he shall be viewed for purposes of The Companies Law as a shareholder. Without detracting from that stated above, and subject to the provisions of the Articles of the Company, the Company shall recognize a trustee as stated, as a shareholder for all intends and purposes, and shall not recognize some other person, including the beneficiary, as the holder of any rights in the share.  Without detracting from that stated above, and subject to the provisions of the Articles of the Company, with the exception of shareholders of the Company as stated, no person shall be recognized by the Company as having any rights in a share and the Company shall not be bound and shall not recognize any benefits under the laws of equity or in the relations of trust or in a proper right, future or partial, in any share or benefit whatsoever in a fractional share or in any other right with regards to a share, rather solely and exclusively the right of the shareholder as stated above, in the share in its entirety, and all save if a competent court has directed otherwise.

13.2.           Without detracting from that stated above, and subject to the provisions of these Articles, with the exception of shareholders of the Company as stated in Clause 13.1 above, no person shall be recognized by the Company as having any right in a share and the Company shall not be bound and shall not recognize any benefits under the laws of equity or the relations of trust or a proper right, future or partial, in any share or benefits, in a fractional share or any other right with regard to a share, but rather solely and exclusively the right of the shareholder as stated in Clause 13.1 above, in a share in its entirety and all save if a competent court has directed otherwise.

Share Certificates

14.            The certificates testifying to the right of ownership in the shares shall bear the stamp of the Company and the signatures of one director together with the CEO of the Company or together with the Secretary of the Company or the signatures of any two persons who were appointed for this purpose by the Board of Directors.

The Board of Directors is entitled to decide that a signature or stamp as stated shall be carried out mechanically, as shall be determined by the Board of Directors.

15.             Unless the terms of the issue of shares determine otherwise:

15.1.           Every registered shareholder is entitled to receive from the Company at his request within a period of two months after the allotment, or registration of the transfer, as the case may be, one certificate testifying to his ownership in shares which are registered in his name or, at the consent of the Company, a number of certificates as stated.

15.2.           A registration Company is entitled to receive from the Company, at its request, within a period of two months after the allotment, or the registration of the transfer, as the case may be, one certificate testifying to the number of shares and the type of shares registered in its name at the registry of shareholders.

16.            Subject to the provisions of The Companies Law, in each certificate shall be specified the number of shares in respect of which it was issued, their serial numbers and their nominal value.

17.            A certificate referring to a share registered in the name of two or more persons, shall be delivered to whomever shall appear first in the registry of shareholders with regard to such share, save if all of the shareholders registered upon such share shall direct the Company in writing, to deliver it to some other registered owner.

18.             In the event that a share certificate shall be defaced, ruined, lost or harmed, the Board of Directors is entitled to direct its cancellation and the issue of a new certificate in its stead.  This, provided that the share certificate was produced to the Company and destroyed by it, or it was proven to the satisfaction of the Board of Directors that the certificate was lost or destroyed and the Company received a guarantee to the satisfaction of the Board of Directors in respect of any possible damage.  A reasonable amount as shall be determined by the Board of Directors from time to time shall be paid for every share certificate issued under this clause.

Payment for Shares

19.            All of these shares in the issued capital of the Company, shall be shares which were discharged in full.

20.            Canceled.

Transfer of Shares

21.            Every transfer of shares which are registered in the registry of shareholders in the name of the registered shareholder, including a transfer by a company for registration or to it, shall be in writing and provided that the Deed of Transfer shall be signed by hand only, by the transferor and by the transferee, by themselves or by their legal representatives, and by witnesses to their signature, and shall be delivered to the registered office or to any other place determined by the Board of Directors for this.  Subject to the provisions of The Companies Law, the transfer of shares shall not be recorded in the registry of shareholders save after a Deed of Transfer has been delivered to the Company as stated above:  The transferor shall continue to be deemed the owner of the transferred shares until the registration of the transferee as the owner of the transferred shares in the registry of shareholders.

The registry of shareholders shall constitute prima facie evidence to the veracity of its content.  In an instance of contradiction between that recorded in the registry of shareholders and a share certificate, the evidentiary value of the Registry of Shareholders is superior to the evidentiary value of the share certificate.

22.            The Share Transfer Deed will be made in writing, in the form customary in Israel or in any other form approved by the Board of Directors.  To such extent as the transferor or the transferee is a corporation, a confirmation by an attorney or an accountant or some other person whose identity is acceptable to the Board of Directors shall be given regarding the authority of the signatories in the name of the corporation to carry out or to receive the transfer, as the case may be.

23.            The Company is entitled to close the Registry of Shareholders for a period of time determined by the Board of Directors and provided that it shall not exceed, in total, 30 days each year.  When the registry is closed, transfer of shares shall not be recorded in the registry.  Without the detracting from that stated above, the Board of Directors is entitled to determine a determining date with regard to the right to vote in a general meeting, or to receive payment of dividend or allotment of rights whatsoever or for any other legal purpose.

24.            Subject to the provisions of these Articles or the terms of the issue of shares of any type, shared transfer shall be possible without the need for Board of Directors approval.

25.            Every transfer deed shall be submitted to the office or to any other place as shall be determined by the Board of Directors, for registration, together with the certificates of the shares to be transferred, if these were issued, and all other proof required by the Board of Directors regarding the right of ownership of the transferor or his right to transfer the shares.  The transfer deeds which shall be recorded shall remain with the Company; however, any transfer deed which the Board of Directors refused to record will be returned to the party who submitted it, at its request.

26.            In the event that the Board of Directors refuses to approve the transfer of shares, it shall notify the transferor no later than one month from the date of receiving of the transfer deed.

27.            The Company shall be entitled to collect payment for recording of the transfer, in an amount determined by the Board of Directors, from time to time, and which shall be reasonable in the circumstances of the matter.

28.

28.1          Subject to the provisions of The Companies Law and these Articles.  If it was proven to the Company to the satisfaction of the Board of Directors in a manner determined by it, that the conditions required at Law were fulfilled for the assignment of the rights in the shares which are registered in the registry in the name of a registered shareholder, the Company shall recognize the assignee, and him alone, as the holder of the rights in the shares as mentioned.

28.2          Notwithstanding that stated above, in an instance of the death of one or more of the registered joint owners of shares registered in their name in the registry, the Company shall recognize the registered owners who remain alive, solely, as the holders of ownership rights in such shares.

29.

29.1           Subject to the provisions of these Articles, the Company shall change the registration of ownership in the shares in the Registry of Shareholders upon receipt of an order of a court to amend the registry or if it was proven to the Company, to the satisfaction of the Board of Directors and in a manner determined by it, that the conditions at Law for the assignment of the rights in the shares were fulfilled, and the Company shall not recognize any right of a person in the shares, prior to the proof of his right, as stated above.

29.2          Without detracting from that stated above, the Board of Directors is entitled to refuse to perform the registration or to delay it, as it shall be entitled to do, in the event that the registered owner himself shall have transferred the shares prior to the assignment of the right.

30.            Subject to the provisions of The Companies Law and these Articles, a person who became entitled to a share as stated in Clause 28 above, shall be entitled to carry out a transfer of the shares similar to the right to do so of the registered owner, himself, prior to the assignment of the right.

31.            The Company is entitled to destroy a share transfer deed at the expiry of seven years from the date of the recording in the registry, and to destroy Certificate of Shares which were canceled, at the expiry of seven years from the date of their cancellation, and a prima facie presumption shall exist that any deed of transfer and certificates which was destroyed as mentioned, was fully valid and that the transfers, cancellations and registrations as the case may be were carried out at Law.

Changes in the Capital

32.            The Company is entitled, in a resolution passed by the general meeting, in an ordinary majority, to increase the registered share capital of the Company and/or to create additional classes of shares in the capital of the Company, and all as it shall determine.

33.            Subject to the provisions of The Companies Law, the Company is entitled, in a resolution passed by the general meeting in an ordinary majority:

33.1          To merge its shares, in whole or in part, and to divide them to shares with higher nominal values than the nominal value of the existing shares.

33.2          To divide its shares, in whole or in part, a secondary division, to shares with lower nominal values than the nominal value of the existing shares.

33.3          To reduce the capital of the Company and any principal reserved for redemption of capital.

For purposes of performance of such resolution as stated, the Board of Directors is entitled to resolve, at its discretion, any difficulty which shall arise in connection therewith.

34.            Without detracting from the generality of the authorities of the Board of Directors as stated above, if as a result of the merger or division as stated above, there shall remain fractional shares in the hands of shareholders, the Board of Directors is entitled at its discretion to act as follows:

34.1          To determine that fractional shares which shall not accord the owners thereof an entire share, shall be sold by the Company and the proceeds from the sale shall be paid to those entitled under terms and in a manner as determined.

34.2          To allot to each of the owners of the shares whose merger and/or division shall leave them with a fractional share, shares of a class of shares which existed in the capital of the Company prior to the merger and/or division, in such number that the merger thereof with the fraction shall create one whole share, and such allotment shall be deemed valid immediately prior to the merger or division, as the case may be.

34.3          To determine the manner of payment of the amounts which must be paid for the shares which were allotted as stated in Clause 34.2 above, including the manner in which the discharge of the amounts shall be possible on account of bonus shares.

34.4          To determine that the owners of the fractional shares shall not be entitled to receive a whole share in respect of the fraction of a share.

34.5          To determine that the owners of the shares shall not be entitled to receive a whole share in respect of a fraction of a whole share with a certain or lower nominal value and shall be entitled to receive a whole share in respect of the fraction of a whole share with a nominal value which is higher than the stated nominal value.

35.            The Company is entitled by resolution of the general meeting by ordinary majority, to cancel registered share capital which has not yet been allotted, and provided that the Company has not undertaken, including a conditional undertaking, to allot the shares.

Change in Rights

36.            At any time, when the share capital shall be divided into different classes, the Company shall be entitled by resolution of the general meeting by ordinary majority, save if the conditions of the issue of the shares of such class stipulate otherwise, to cancel, to convert, to expand, to add, to reduce, to amend or to change in some other manner the rights of the class of shares of the Company, and provided that consent for this was received in writing of all of the holders of the shares of such class or the resolution was passed in the general meeting of shareholders of such class by ordinary majority, or in an instance where it was stipulated otherwise in the terms of the issue of the certain class of shares of the Company, as was stipulated in the terms of the issue of such class.

37.            The provisions determined in these Articles with regard to the general meeting shall apply mutatis mutandis, to every class meeting and provided that the legal quorum in a class meeting will be present when there shall be present at the opening of the meeting, themselves or by proxy, at least two shareholders who own at least 25% of the number of shares issued of such class.  However, if there was not a legal quorum as stated, the class meeting shall be postponed to a later date and in the postponed meeting, a legal quorum shall be fulfilled by any number of participants, regardless of the number of shares they own.

38.            The rights accorded to the shareholders or the owners of such class of shares which were issued in respect of ordinary rights and in respect of preferred rights or some other special rights, shall not be deemed for purposes of Clause 36 above as though they were converted, reduced, prejudiced or changed in some other manner by the creation and/or issue of additional shares of any class, whether they are equivalent to them or of a different or preferred class, and shall not be deemed for purposes of the aforementioned clause as though they were converted, reduced, prejudiced or otherwise changed, by a change in the rights attached to shares of any other class, and all save if stipulated otherwise explicitly in the terms of the issue of such shares.

39.           Issue of shares and other securities.

39.1.          The Board of Directors is entitled to issue or allot shares and other securities, which are convertible or may be exercised into shares, up to the limit of the registered share capital of the Company.  For this matter, securities which are convertible or may be converted or exercised into shares shall be viewed as though they were exercised or converted at the date of their issue.  Without detracting from the generality of that stated above, the Board of Directors shall be entitled to issue the shares and other securities as stated above, to grant rights of choice for their purchase, including options, or to grant them in some other manner, and all to persons who were determined by it and at the time and the prices and terms as determined by it, and to determine any other provision related to this, and including provisions regarding the manner of distribution of the shares and securities which shall be issued by the Company, between the purchasers thereof, including an instances of oversubscription, and all at the discretion of the Board of Directors.

39.2.          The authorities of the Board of Directors as specified in Clause 39.1 above may be delegated as specified in the following paragraphs (1) or (2):

(1) To a Board of Directors committee - in the issue or allotment of securities in the framework of an employee remuneration scheme or agreements of employment or wage between the Company and its employees or between the Company and employees of an associated Company whose Board of Directors has agreed to this in advance, and provided that the issue or allotment shall be in accordance with a program which includes specific covenants which were issued and approved by the Board of Directors.

(2) A Board of Directors committee, the CEO or the holder of such position (in this clause - CEO) or some other person who the CEO has recommended - in the issue of shares subsequent to exercise or conversion of securities of the Company.

40.            Without detracting from the generality of that stated above and subject to the provisions of The Companies Law and these Articles, the Board of Directors is entitled to determine that the consideration for the shares shall be paid in cash or in kind and including in securities or any other manner, at its discretion, or that the shares shall be allotted as bonus shares or that the shares shall be allotted for consideration equal to their nominal value or higher than it, whether individually or in series, and all under terms and dates as determined by the Board of Directors at its discretion.

41.            In a decision to increase the registered share capital of the Company, the general meeting may determine that the new shares included in the amounts by which the registered share capital was increased as stated (here and after: “ the new shares ”) or any part thereof, will be offered initially at their nominal value or for an added premium, to all of the shareholders holder who hold shares at such times, at a rate proportional to the nominal value of their shares in the Company or to determine other provisions for the manner of the issue and allotment of the new shares.  However, in the event that the general meeting has not determined as stated in the decision to increase the registered share capital of the Company, the Board of Directors may offer them as stated in Clause 39 above.

42.            The Board of Directors is entitled to resolve to pay commissions or underwriting fees to any person in consideration for subscription or agreement to subscription or the obtaining of subscriptions or the promise of subscriptions upon shares, or bonds or other securities of the Company.  The Board of Directors may also, in any event of the issue of securities of the Company, resolve to pay intermediary commissions, in cash, in Company shares or other securities which were issued by the Company or in any other manner or partly in one manner and partly in another, and all subject to the provisions of applicable Law.

Redeemable Securities

43.            Subject to the provisions of The Companies Law, the Company is entitled to issue securities which may be redeemed at terms and in a manner determined by the Board of Directors at its discretion.

Registries

44.

44.1          The Company shall conduct a registry of the shareholders and shall record in it the names of the owners of the shares and the additional details required under The Companies Law, immediately after the issue of any shares of the Company.  Subject to the provisions of the Law, upon the registration in the registry, a registered shareholder shall be deemed the owner of the shares registered in his name, and even if share certificates were not issued in respect of these shares.

44.2          The Company shall conduct a registry of substantial shareholders as required by The Companies Law.

45.            The Company is entitled to conduct an additional registry of shareholders outside of Israel under terms as determined for this matter in The Companies Law.

46.            The Company shall conduct a registry of the holders of bonds and securities which may be converted into shares of the Company and all of the provisions of these Articles in connection with shares shall apply also to these convertible securities with regard to the registration in the registry, the issue of certificates, the replacement of certificates, transfer and assignment, mutatis mutandis as the case may be, and all subject to the terms of the issue of the securities.

General Meeting

47.            Resolutions of the Company in the following matters shall be passed by the general meeting:

47.1          Changes to the Articles of the Company or its Memorandum.

47.2          Implementation of the authorities of the Board of Directors by the general meeting if the Board of Directors is precluded from implementing its authorities and the implementation of any of its authorities is crucial for the proper conduct of the Company, as stated in Article 52(A) of The Companies Law.

47.3          The appointment of an auditing accountant for the Company and the cessation of his employment.

47.4          The appointment of directors for the Company and their dismissal.

47.5          Approval of actions and transactions requiring the approval of the general meeting under the provisions of Articles 255 and 268 to 275 of The Companies Law.

47.6          Increase of the registered share capital and its decrease in accordance with the provisions of Articles 286 and 287 of The Companies Law and changes in the capital as stated in Clause 33 above.

47.7          Merger as stated in Article 320(A) of The Companies Law.

47.8         Any resolution which must be passed in accordance with these Articles, by the general meeting.

Subject to the provisions of The Companies Law, the general meeting is entitled to undertake authorities given to some other organ, and if the general meeting has undertaken the authorities of the Board of Directors of the Company, the shareholders will be liable and responsible for the liabilities and duties of the directors, as stated in Article 50(b) of The Companies Law.

48.            The Company will conduct an annual general meeting every year and not later than the expiry of 15 months from the previous annual meeting, at the date and time as determined by the Board of Directors.

49.            The agenda of the annual general meeting shall include the following items:

49.1          Discussion of the financial reports of the Company and the Board of Directors report on the state of affairs of the Company which are submitted to the general meeting.

49.2         Appointment of directors and determination of their wages.

49.3          Appointment of an auditing accountant.

49.4          Reporting by the Board of Directors upon the wage of the auditing accountant for the auditing activity and for the additional services, if any.

49.5          In addition to that stated above, the agenda of the annual meeting may include any other matter which was determined in the agenda as stated in Clause 52 below.

The general meeting as stated above shall be called “an annual meeting” and any other general meeting shall be called “a special meeting”.

50.            The Board of Directors of the Company will convene a special meeting in accordance with its resolution and in accordance with the demand of any of the following:

50.1          Two directors or one-quarter of the serving directors.

50.2          A shareholder, one or more, with at least 5% of the issued share capital and 1% of the voting rights in the Company, or one or more shareholder with at least 5% of the voting rights in the Company.

In the event that the Board of Directors was required to convene a special meeting as stated above, it shall be convened within 21 days from the date upon which the demand was submitted to it, at a date determined in the notice upon the special meeting as stated in Clause 54.1 below and provided that the date of the meeting shall be not later than 35 days from the date of the publishing of the notice and all subject to the provisions of The Companies Law and Clause 53.1 below.

51.            In the event that the Board of Directors fails to summon a special meeting as requested under Clause 50 above, the requesting party is entitled, and when one is speaking of shareholders-also part of them who have more than half of their voting rights, to convene the meeting itself, and provided that it shall not take place more than three months from the date of submission of the request as stated, and shall be convened, to such extent as possible, in the same manner as assemblies are convened by the Board of Directors.

52.

52.1          The agenda of the general meeting shall be determined by the Board of Directors and shall include the matters for which the convening of the special meeting under Clause 50 above was requested as well as a subject requested as stated in Clause 52.2 below. The Board of Directors may include election of directors in an agenda of a special meeting.

52.2          One or more shareholders with at least 1% of the voting rights in the general meeting may request the Board of Directors to include a subject in the agenda of the general meeting which shall be convened in the future, and provided that the subject is appropriate for deliberation in the general meeting.

52.3          A request as stated in Clause 52.2 above will be submitted to the Company in writing not less than 10 days from the date of notice of the convening of the general meeting and a text of the resolution which is proposed by the shareholder shall be attached to it as well as the details of his holdings in the Company (including indirect or derivative holdings), relationships and/or agreements between him and other shareholders in the Company and insofar as such request is in connection with the appointment of a director - also details regarding the director nominee (including all details required by law and reporting rules) and regarding relationships or agreements that the director nominee has with the shareholders of the Company, and if the Company is listed for trading on the Nasdaq, whether he or she is eligible to be appointed as an independent director in accordance with Nasdaq Listing Rules.

53.

53.1          Notice of the general meeting   will be published in accordance with the requirements of the Law at least 14 days prior to the convening of the meeting with the exception of notice of a general meeting with an agenda which includes the items specified in Article 87 of The Companies Law, which shall be published 35 days at least prior to its convening.

53.2          In addition to the notice upon the general meeting as stated in Clause 53.1 above, the Company will deliver notice upon the general meeting only to shareholders who are registered in the registry whose address is in Israel.

54.

54.1          In the notice upon the general meeting there shall be specified the place, the date and the time at which the general meeting shall be convened and it shall include the agenda, a synopsis of the proposed resolutions, the required majority for the resolutions, the date of determination of the rights of all of the shareholders to vote in the general meeting and any other detail required at law.  In the event that the Company shall determine that a postponed meeting shall be held at a date which is later than that determined in Article 78(b) of the Law, it shall indicate the date as mentioned in the notice.

54.2          In a decision regarding the convening of an meeting, the Board of Directors is entitled to determine the manner of the detailing of these issues on the agenda for the meeting, which will be delivered to such shareholders entitled to participate in the meeting, and all at the discretion of the Board of Directors and subject to the provisions of The Companies Law.

54.3          Without detracting from the authorities of the Board of Directors as stated in this Clause 54 above, and without detracting from a generality of the provisions of these Articles with regard to the transfer of the authorities by the Board of Directors, the Board of Directors will be entitled to transfer its authorities as stated in this Clause 54 above, to a Board of Directors committee and/or an officer in the Company, whether for the purpose of a certain general meeting or for a period of time.

55.            A good faith defect in the convening of a general meeting or its conduct, including a defect arising from non-fulfillment of a provision or condition determined in the Law or in these Articles, including with regard to the manner of the convening of the general meeting or its conduct, shall not invalidate any resolution passed in the general meeting and shall not prejudice the deliberations conducted therein, subject to the provisions of any Law.

Deliberations in the General Meeting

56.            No deliberations may be commenced at the general meeting unless a legal quorum is present at the opening of the meeting.  A legal quorum will be constituted when there are present, themselves or by proxy, a shareholder or shareholders who have at least one-third of the voting rights, within one-half of an hour from the time determined for the opening of the meeting, save if determined otherwise in these Articles.

57.            In the absence of a legal quorum at the general meeting at the expiry of half of an hour from a time determined for commencement of the meeting (or the expiry of some other time as determined by the Chairman of the meeting, but in any event no more than one hour), the meeting shall be postponed for seven days, for the same date at the same hour and in the same place, without the requirement to notify the shareholders thereupon and subject to the provisions of The Companies Law, the Securities Law and the Regulations promulgated under these laws, or some later date if indicated in the notice upon the meeting, or a date, hour and place which are different, as determined by the Board of Directors in the notice to the shareholders.

58.            A legal quorum for a postponed meeting shall be constituted when there are present, themselves or by proxy, one or more shareholders who have at least one-third of the voting rights, within half of an hour from the time determined for the opening of the meeting.  In the absence of a legal quorum at the postponed meeting at the expiry of half of an hour from the time determined for commencement of the postponed meeting, any two shareholders present at the postponed meeting, themselves or by proxy, shall constitute legal quorum at the postponed meeting.

59.            The Chairman of the Board of Directors or, in his absence, any director appointed by the Board of Directors, will chair every general meeting of the Company.  In the absence of a chairman as stated or if at some meeting none of these are present after the passage of 15 minutes from the time determined for commencement of the meeting or if they refuse to serve as Chairman of the meeting, the directors which are present may, by majority between them, elect a chairman from amongst them or from any of the officers in the Company present at the meeting, and if they fail to do so-the shareholders present will elect themselves or by proxy one of the directors or one of the officers present to chair the meeting.  In the absence of directors or officers or if all of the directors or officers refuse to chair the meeting, one of the shareholders or their proxy as stated shall be elected to chair the meeting.

60.            The Company shall maintain minutes of the proceedings in the general meeting which shall include the following details:

60.1          The names of the shareholders participating in the general meeting and the number of shares held by them.

60.2          The matters discussed at the general meeting and the resolution is passed.

61.            Minutes which are signed by the chairman of the general meeting constitute prima facie evidence to their content.

Voting and the Passage of Resolutions at the General Meeting

62.            A shareholder wishing to vote at the general meeting shall prove to the company his ownership in a share as required by The Companies Law and the Companies Ordinance (proof of ownership of share for a purpose of voting at general meeting) — 2000.  Without the detracting from the generality of that stated above, the Board of Directors is entitled to determine provisions and procedures regarding the proof of ownership of shares in the company.

63.            A shareholder is entitled to vote in the general meeting or in a class meeting, himself or by proxy, all in accordance with the provisions of these Articles and subject to the provisions of The Companies Law.  A proxy for a vote is not required to be a shareholder in the company.  Voting in the general meeting of the Company by means of a voting deed, in accordance with the provisions of The Companies Law and the regulations there under, will be possible solely and exclusively on issues specified in Articles 87A(1) — 87A(3) and 87A(5), of The Companies Law.

64.            Subject to the provisions of applicable Law, in an instance of joint ownership in a share, any one of them may vote at any meeting, whether himself or by proxy, in relation to such share, as though he was the sole party entitled to it.  If more than one joint owner of a share participates in an meeting, himself or by proxy, the vote will be made by the party whose name appears first in the registry of shareholders with regard to the share or in the confirmation of the stock exchange member with regard to the ownership in the share (“confirmation of ownership”), or some other document determined by the Board of Directors for such matter, as the case maybe.  Individual legal guardians or individual executors of estate over a registered shareholder who is deceased, shall be considered for purposes of this clause as joint owners in these shares.  Without the detracting from that stated above, in an instance where more than one shareholder is registered in the registry of shareholders of the Company as the holder of a share, the Company shall view the first person registered in the registry of shareholders as the legal representative of the remaining parties registered as holding the share, save if a document was delivered to the company, signed by the majority of the registered owners of the share, or a court order, indicating the name of some other registered owner as the representative of the holders of the share.

65.            Every party entitled to a share under clause 28 above, is entitled to vote by virtue thereof in any general meeting in the same manner as though he was the registered owner of such shares and provided that he shall prove to the satisfaction of the Board of Directors his entitlement to the share at least 48 hours prior to the date of the general meeting or the postponed meeting, as the case maybe, in which he intends to vote, save if the Company has previously recognized his right to vote by virtue of the shares at such meeting.

66.            A document appointing a proxy for a vote (“deed of appointment”) shall be made in writing and shall be signed by the appointing party, and if the appointing party is a corporation, the deed of an appointment shall be made in writing and shall be signed in a manner binding the corporation.  The Board of Directors is entitled to require delivery to the Company prior to the convening of the meeting, of a confirmation in writing, to the satisfaction of the Board of Directors, regarding the authority of the signatories to bind the corporation.  The Board of Directors is further entitled to determine provisions and procedures in everything related thereto.

66.            A deed of appointment or a suitable copy thereof, to the satisfaction of the Board of Directors, will be deposited at the registered office or some other place or places, in Israel or outside of Israel - as shall be determined by the Board of Directors from time to time, generally or for a specific instance - at least 48 hours prior to commencement of the meeting or the postponed meeting, as the case maybe, in which the proxy intends to vote in reliance upon such deed of appointment.  Notwithstanding, that stated above, the chairman of the meeting may, at his discretion, accept such deed of appointment also after the time as stated, if he deems this appropriate, at his discretion. If a deed of appointment shall not be received as stated in this clause above, it shall not be valid in such meeting.

67.            A proxy for a vote is entitled to participate in deliberations of the general meeting and to be elected as a chairman as was the shareholder appointing him, and provided that it was not indicated otherwise in the deed of appointment.

67.1.         A deed of appointment appointing a proxy for vote shall be in the format customary in Israel or in any other format approved by the Board of Directors.

67.2.         The deed of appointment will indicate the class and the number of shares in respect of which it was issued.  In the absence of indication in the deed of appointment of the number of shares in respect of which it was issued or an indication therein of a number of shares which is higher than the number of shares registered in the name of the shareholder or which are indicated in the confirmation of ownership, as the case maybe, the deed of appointment will be deemed to have been issued in respect of all of the shares of the shareholder.

67.3.         In the event that the deed of appointment was issued in respect of a number of shares which is lower than the number of shares registered in the name of the shareholder or indicated in the confirmation of ownership, as the case maybe, the shareholder will be deemed as refraining from appearing at the vote in respect of the balance of the shares and the deed of appointment will be valid in respect of number of shares indicated therein.

68.            Without detracting from the provisions of these Articles with regard to the appointment of a proxy for a vote, a shareholder holding more than one share will be entitled to appoint more than one proxy subject to the following provisions:

68.1.         Each deed of appointment will indicate the class and the number of shares in respect of which it was issued.

68.2.          In the event that the total number of shares of any class indicated in deeds of appointment issued by one shareholder shall exceed the number of shares of such class registered in his name or indicated in the confirmation of ownership, as the case maybe, all the deeds of appointment issued by such shareholder shall be invalidated.

69.            A shareholder or a proxy is entitled to vote a part of the shares which are owned by him or for which he is a proxy, and is entitled to vote part of the shares in one manner and part of the shares in another manner.

70.            A vote made by virtue of a deed of appointment shall be valid even if prior to the vote the appointing party passed away or was declared incompetent or the deed of appointment was canceled or the share was transferred in respect of which the deed of appointment was granted, save if notice was received at the office prior to the meeting, in writing, with regard to the death, incapacity, cancellation or transfer, as the case may be.  Notwithstanding that stated above, the chairman of the meeting is entitled, at his discretion, to receive such notice as stated also during the course of the meeting, if he deems this appropriate at his discretion.

71.            A deed of appointment shall be valid also with regard to any postponed meeting or an meeting to which the deed of appointment relates, and provided that it was not indicated otherwise in the deed of appointment.

72.            Every ordinary share entitles its owner to participate in the general meeting of the Company and to one vote.

73.            A resolution proposed for a vote in the general meeting shall be decided by a count of the participating votes.  The manner of the counting of the votes will be determined by the chairman of the Board of Directors, unless prior to the vote, a secret ballot was requested by a   shareholder or holders with at least 10% of the issued share capital of the Company.  In a case of a dispute whether to accept or reject any individual vote in the vote, the chairman of the meeting shall determine the matter and his good faith decision shall be final and decisive.

74.            A declaration made by the chairman that a resolution was passed or rejected at the general meeting, unanimously or by some majority, and the declaration was recorded in this matter in the minutes of the meeting, shall be prima facie evidence to that stated, and it shall not be necessary to prove the number of votes (or their proportional share) which were made in favor or against such resolution.

75.            Subject to the provisions of the Companies Law or the provisions of these Articles with regard to some other majority, decisions of the general meeting shall be passed by an ordinary majority.  The chairman of the meeting shall not have an additional vote or a decisive vote.

76.            The chairman of the general meeting is entitled, at the consent of an meeting in which a legal quorum is present, to postpone it or to postpone the deliberation or the passage of a resolution in some specific matter on the agenda, to a later time or a place which shall be determined, and he is required to do so in accordance with the demand of the meeting.  At such, postponed meeting as stated, no matter will be deliberated which was not on the agenda and for which a resolution was not passed in the meeting at which the postponement was resolved upon.  If the general meeting was postponed for  more than

21 days, notice will be issued upon the postponed meeting, as stated in Clauses 53 and 54 above.  If the general meeting was postponed without changing its agenda, for a date not exceeding 21 days, the notices and summons with regard to the new date will be issued as early as possible, and not later than 72 hours prior to the general meeting.  The notices and the summons as stated will be issued in accordance with Clauses 53 and 54 above, mutatis mutandis.

The Board of Directors

77.            The number of directors shall not be less than four and shall not exceed nine (not including external directors, to the extent there is an obligation to appoint them, and not including up to two additional directors appointed by the Board of Directors as described in Article 80.

78.            The annual general meeting of the Company shall appoint, by ordinary majority, the members of the Board of Directors. Each appointed director shall serve as a member of the Board of Directors until the next annual general meeting. The term of a director shall terminate at the next annual general meeting, unless extended by that annual general meeting, or terminated by the general meeting in accordance with Article 82. A director is not required to be a shareholder in the Company.  The provisions of this clause with regard to the appointment of directors shall not apply to external directors who will be appointed in the accordance with the provisions of the Companies Law, to the extent there is an obligation to appoint them.

79.            With the exception of directors who served in the Company up until the date of the annual meeting and/or parties upon whom the Board of Directors of the Company recommended their appointment as director before the general meeting, no director will be appointed at the annual meeting, unless a shareholder in the Company who holds at least 1% of the Company’s share capital, who is seeking to propose him as a candidate, shall submit to the office at least 45 ( forty-five ) days prior to the convening of the annual meeting, a document in writing signed by the shareholder notifying of the intent of the shareholder to propose the candidate for appointment as director, with the consent in writing of the candidate attached to this document to serve as a director together with his resume, as stated in Article 52.3 above.

80.            The Board of Directors shall appoint up to two (2) directors whose term of office will expire on the date of the next following annual meeting, provided that they may be reappointed by the Board of Directors according to this Article for one additional term of office, provided that they may be reappointed by the annual meeting (subject to Article 78 above).

81.            The general meeting or the Board of Directors is entitled to determine that the service of a director appointed by them, as the case may be, shall commence at a later date from the date of the resolution upon his appointment.

82.            Notwithstanding that stated above, the general meeting is entitled at any time to remove a director from his position, with the exception of an external director (regarding which there shall apply the provisions of the Companies Law) prior to the end of his period of service, and provided that the director is granted a reasonable opportunity to present his position before the general meeting.  Any general meeting may, by ordinary majority, appoint in the stead of a director who was removed from his position as stated above, some other party as director, and provided that the recommendation of a shareholder was given as stated in Clause 79 above.

The position of a director shall be vacated automatically in any one of the following instances:

82.1.          Resignation.

82.2.         Declaration of bankruptcy.

82.3.          Conviction of a crime as stated in Article 232 of the Law.

82.4.          If the director is a corporation which has resolved voluntary liquidation, or an order for liquidation has been issued against it.

82.5.         Per a decision of the court as stated in Article 233 of the Law.

82.6.          Declaration of legal incompetency.

82.7.         If his term was automatically terminated in accordance with the law.

82.8.         Death.

83.            If the position of the director is vacated, the Board of Directors may continue to operate in every matter so long as the number of directors is not less than the minimum number of directors determined in Clause 77 above.

For so long as the general meeting was not convened, the Board of Directors shall not be entitled to act upon manners which may be postponed, up to the date of the convening of the general meeting for the appointment of the directors.

84.            A director may resign by submission of notice to the Board of Directors, to the chairman of the Board of Directors or the Company, as required in the Companies Law.  The resignation shall be valid on the date of the delivery of the notice. Unless the notice determines a later date.  A director will provide the reasons for his resignation.

85.            Subject to the provisions of the Companies Law, the Company is entitled to pay directors remuneration for fulfillment of their position as directors.

86.

86.1.         A director may appoint an alternate (hereinafter: “Alternate director’’).  Notwithstanding that stated above, a party not eligible to be appointed as a director will not be appointed nor serve as an alternate director, nor shall a serving director in the Company or a serving alternate director.

A serving director may be appointed as an alternate director for a membership in a Board of Directors committee, and provided that at the date of appointment as an alternate director to a member of a committee, he does not serve as a member of such Board of Directors committee and if he is an alternate director to an external director, the candidate will be an external director with accounting and financial expertise or professional competency, in accordance with the competency of the director being replaced.

86.2.         An alternate director shall be equivalent to the director whom he replaces, and shall be entitled to be present at members of the Board of Directors and/or committees of the Board of Directors, to participate and to vote therein as it was entitled to be director who appointed him.  Notwithstanding that stated, the Company shall not pay remuneration to an alternate director.

86.3.         A director who appointed an alternate director may, subject to the provisions of the law, cancel the appointment at any time.  Additionally, the position of the alternate directors shall be vacated at any time when the position of the director who appointed the alternate director shall be vacated in any manner.

86.4.         Any appointment or cancellation of an alternate director as stated above, will be by notice in writing delivered to the alternate director and to the Company, and will be valid after delivery of the deed of appointment, or deed of cancellation as stated or at the time determined in the deed of appointment or deed of cancellation, the later of these, and if a period was not determined in the deed of appointment, the period shall be congruent with the period of service of the appointing director.

External Directors

87.            At least two external directors shall serve in the Company, to the extent there is an obligation to appoint them, and the provisions determined in the Companies Law shall apply in this matter.

Authorities of the Directors and their Duties

88.            The directors shall have all of the authorities and the powers granted to them in accordance with these Articles, in accordance with the Companies Law and applicable law.

89.            Without detracting from the provisions of these Articles, the Board of Directors shall direct the policies of the Company and shall oversee performance of the positions of the CEO and his activities, and including:

89.1.         Shall determine the action plans of the Company, principles for the financing thereof and priorities among them.

89.2.         Shall examine the financial state of the Company, determine the credit framework which the Company may take.

89.3.          Shall determine the organizational structure and the wage policy.

89.4.          May decide upon the issue of a series of bonds.

89.5.          Is responsible for preparation and approval of financial reports as stated in Article 171 of the Companies Law.

89.6.          Will report to the annual meeting upon the state of affairs of the Company and its business results as stated in Article 173 of the Companies Law.

89.7.          Will appoint and dismiss the CEO.

89.8.          Will decide upon actions and transactions requiring its approval under these Articles or the provisions of Articles 255 and 268 through 275 of the Companies Law.

89.9.          May allot shares and securities convertible into shares up to the limit of the registered share capital of the Company.

89.10.        May resolve upon distribution of dividend, interim dividend or distribution of bonus shares as the case may be.

89.11.        May resolve upon a significant acquisition as per the definition of this term in Article 1 of the Companies Law, from all of the shareholders of the Company or part thereof or any of them, at its discretion.

89.12.       Will express its opinion upon a special purchase offer as stated in Article 328 of the Companies Law.

89.13.        Will determine the minimum number of directors required in the Board of Directors, who must have financing and accounting expertise, as per the definition thereof under Article 240 of the Companies Law.  The Board of Directors will determine the minimum number as stated taking into account, inter alia, the type of Company, its size, the scope of activity and complexity of operations, subject to the number of directors determined under Clause 77 above.

The authorities of the Board of Directors under this clause may not be delegated to the CEO, save as specified in Clause 39.2(2).

90.            The Board of Directors may exercise any authority of the Company not accorded by law or in these Articles to some other organ.

91.

91.1.         The Board of Directors may resolve that authorities granted to the CEO will be transferred to its own authority, and all for a certain purpose or certain period of time.

91.2.         Without detracting from that stated above, the Board of Directors may direct the CEO how to operate with regard to a certain matter.  If the CEO shall fail to fulfill the instructions, the Board of Directors may exercise the authorities required for performance of the instruction in his stead.

91.3.         If the CEO was precluded from exercising his authorities, the Board of Directors may do so in his stead.

92.            Subject to the provisions of the Companies Law, the Board of Directors may delegate any of the authorities of the CEO to an officer in the Company or some other person.  Delegation of authorities of the Board of Directors may be for a certain matter or a certain period of time, and all at the discretion of the Board of Directors.

Receiving of Credit and Granting of Guarantees and Collateral

93.            Without detracting from any of the authorities accorded to the Board of Directors under these Articles, the Board of Directors may from time to time at its discretion resolve upon:

93.1          Receiving of credit by the Company in any amount and the securing of its discharge in the manner it shall deem proper:

93.2.         The granting of a guarantee, collateral and any type of security.

93.3.         The issue of a series of bonds, including capital notes or deeds of undertaking, including debentures, capital notes or deeds of undertaking which are convertible or maybe exercised into shares, and to determine the terms thereof, to pledge its property, in whole or in part, in the present or in the future, whether by floating charge or fixed charge.  Bonds, capital notes, deeds of undertaking or other securities as stated above may be issued at a discount or at a premium and in any other manner, with deferred rights or special rights and/or preferred rights and/or other rights and all as determined by the Board of Directors at its discretion.

94.            That stated in Clause 93 above does not negate the authorities of the CEO or any party appointed therefore to resolve upon the receiving of credit by the Company and/or the issue of collateral by the Company within the limits of the credits and the collateral determined by the Board of Directors.

Committees of the Board of Directors

95.            Subject to the provisions of the Companies Law, the Board of Directors may as it deems proper, establish committees of two or more members,  appoint members from out of the members of the Board of Directors (hereinafter: “ Board of Directors committee”), and to delegate to the Board of Directors committee its authorities, in whole or in part.

In a Board of Directors committee to which the Board of Directors has delegated any of its authorities, only members of the Board of Directors may serve.  In a Board of Directors committee whose function is to advise the Board of Directors or recommend only, parties who are not members of the Board of Directors may serve.

Notwithstanding that stated above, in the following matters, the Board of Directors may not delegate any of its authorities to a Board of Directors committee, but rather shall be entitled to establish committees for recommendation only:

95.1.          Determination of general policies of the Company.

95.2.          Distribution, save for the purchase of shares of the Company in accordance with a framework determined in advance by the Board of Directors.

95.3.          Determination of the position of the Board of Directors on a matter requiring approval of the general meeting or the issue of an opinion on the profitability of a special purchase offer, as stated in Article 329 of the Companies Law.

95.4.          Appointment of directors.

95.5.          Issue or allotment of shares or of securities convertible into shares or which may be exercised into shares, or a series of bonds, save as specified in Clause 39.2 above.

95.6.        Approval of financial reports.

95.7.        Approval of transactions and actions requiring approval of the Board of Directors under the provisions of Articles 255 and 268 through 275 of the Companies Law.

96.            A resolution passed or an action carried out by a Board of Directors committee, is deemed a resolution passed or an action carried out by the Board of Directors save if determined explicitly otherwise by the Board of Directors, for a certain matter or for a certain committee.  The Board of Directors may from time to time expand, reduce or cancel the delegation of authorities to a Board of Directors committee, but the reduction or cancellation as stated shall not prejudice the validity of a resolution of the committee according to which the Company has acted as towards some other person who was unaware of the cancellation.

97.

97.1.         The legal quorum for the opening of a Board of Directors committee shall be two committee members who are serving at the time of the meeting, or their alternates, unless determined otherwise by the Board of Directors.

97.2.         The general provisions of these Articles with regard to the operation of the Board of Directors shall apply, mutatis mutandis, also upon the Board of Directors committees so long as they have not been replaced by directives issued by the Board of Directors for such matter, and all subject to the provisions of the Companies Law.

97.3.         The Board of Directors committee shall report to the Board of Directors continuously upon its resolutions or recommendations.

98.

98.1.        The Board of Directors will appoint an audit committee from amongst its members.  The number of members of the audit committee shall not be less than three and all of the external directors (to the extent there is an obligation to appoint them) shall be members therein.  The following shall not be members of the audit committee:  The chairman of the Board of Directors, any director employed by the Company or routinely providing services to it, and a controlling interest in the Company or his relation.

98.2.        The functions of the audit committee shall be as determined in the Companies Law including any other function imposed upon it by the Board of Directors.

Actions of the Board of Directors

99.            Subject to the provisions of these Articles, the Board of Directors may convene for purposes of performance of its functions and postpone its meetings and regulate its activities and deliberations as it shall deem fit.

100.         The Board of Directors will appoint one of its members as chairman of the Board of Directors (hereinafter “Chairman of the Board of Directors” ).  The Board of Directors may appoint one or more of its members as deputy chairman of the Board of Directors who shall serve as replacement chairman in his absence.  The Board of Directors may determine the period for which the chairman and his deputies shall serve.  In the absence of such determination, the chairman of the Board of Directors and his deputies shall serve for so long as they serve as directors and no resolution has been passed by the Board of Directors of the Company upon their replacement.

101.        The chairman of the Board of Directors shall chair meetings of the Board of Directors and shall conduct them.  If the chairman of the Board of Directors is absent from a meeting of the Board of Directors, in accordance with a notice delivered in advance, or has failed to appear to a meeting of the Board of Directors within 15 minutes from the date determined for the meeting (hereinafter:  “absence” ), then the deputy chairman of the Board of Directors shall chair the meeting (if one was appointed).  In the absence of both the chairman of the Board of Directors and his deputy from the meeting, members of the Board of Directors who are present will elect one of their members as chairman of the meeting.

102.        The Board of Directors will convene as per the requirements of the Company, and at least once every three months.

103.        The chairman of the Board of Directors may convene the Board of Directors at any time, and determine the place and the date for the meeting of the Board of Directors.

104.        Without detracting from that stated above, the chairman of the Board of Directors shall be required to convene the Board of Directors upon the occurrence of one of the following:

104.1.        Receiving a demand for convening of the Board of Directors from at least two directors, for deliberation upon a matter which shall be specified in their demand, and if there are five directors in the Company (or less), a demand for convening of the Board of Directors from at least one director shall suffice for conducting of a discussion on the matter specified in his demand.

104.2.        Receiving notice or report of the CEO which requires an action of the Board of Directors.

104.3.        Receiving notice from the auditing accountant of material defects in the accounting auditing of the Company.

105.          Upon receipt of the notice or report as stated, the chairman of the Board of Directors shall convene the Board of Directors, without delay, not later than the passage of 14 days from the date of the demand, report or notice, as the case may be.

105.1.        Notice in advance of the convening of the Board of Directors shall be provided to each of the members of the Board of Directors three days prior to the date of the meeting.

105.2.       Notwithstanding that stated above, the Board of Directors may, at the consent of all of the directors, convene for a meeting without notice.

106.         The agenda of meetings of the Board of Directors will be determined by the chairman of the Board of Directors and shall include:

106.1.       Matters determined by the chairman of the Board of Directors.

106.2.        Matters determined as stated in Clause 104 above.

106.3.       Any matter which a director or the CEO has requested of the chairman of the Board of Directors, a reasonable time prior to the convening of the meeting of the Board of Directors, to be included in the agenda (hereinafter:  “ the agenda ”).

107.         The notice of the convening of the Board of Directors shall indicate the date of the meeting, its location and reasonable details of the matters to be discussed at the meeting, in accordance with the agenda.  The notice may be in writing and it may be oral.

108.         Notice of a meeting of the Board of Directors, if the notice is delivered in writing, shall be delivered to the address which the director provided to the Company in advance save if the director has requested that the notice be delivered to him at some other location or if he has consented to its delivery at some other location.

109.          The legal quorum for the opening of a meeting of the Board of Directors shall be a majority of the members of the Board of Directors serving at the time of the meeting and entitled to participate therein, themselves or their alternates.

In the absence of a legal quorum upon the passage of half of an hour from the time determined for the meeting of the Board of Directors, the meeting shall be postponed for 48 hours.  At a postponed meeting as stated in the absence of a legal quorum within half of an hour from the convening, the directors who are present and entitled to vote shall constitute the legal quorum.

110.

110.1.       In a vote in the Board of Directors, each director shall have one vote.  Resolutions of the Board of Directors shall be passed by a majority of the votes of the directors present at the meeting and voting therein, without taking into account abstentions.  The chairman of the Board of Directors shall not have a decisive vote in the event of a tie.

110.2.        In the event of tied votes, the proposed resolution upon which the members of the Board of Directors have voted shall be deemed rejected.

111.         The Board of Directors may conduct meetings by any means of communication and provided that all of the directors participating can hear each other simultaneously.  The Board of Directors may regulate the manner and the methods for the conduct of its meetings by means of communication.

112.         The Board of Directors may pass resolution even without actually convening, and provided that all of the directors entitled to participate in the deliberation and to vote upon the matter presented for resolution, have consented to the resolution and have signed thereupon (or on separate copies thereof, including by means of facsimile).  A resolution passed in such manner shall be valid for all intents and purposes as though it was passed at a meeting of the Board of Directors, which was convened and conducted lawfully.

Minutes

113.         The Board of Directors shall ensure that minutes shall be held of the proceedings and the meetings of the Board of Directors.  The minutes shall be recorded in books prepared for such purpose and shall include, inter alia, the following details:

113.1.       The names of the participating directors and other parties present of every meeting of the Board of Directors.

113.2.       The matters discussed at the meeting of the Board of Directors and the resolutions passed.

Each minutes shall be signed by the chairman of the Board of Directors or by the chairman of the meeting, as the case may be.  Minutes which are signed and approved as stated shall serve as prima facie evidence to the content thereof.

114.         The provisions of Clause 113 above shall apply also to the meetings of the Board of Directors committees and the passage of resolutions of the Board of Directors without convening, as stated in Clause 112 above.

The CEO

115.         The Board of Directors shall appoint from time to time a CEO for the Company, and is entitled to appoint more than one CEO (each one of these shall hereinafter be called: CEO ).  The Board of Directors is also entitled to dismiss the CEO or to replace him at any time it deems proper.

116.         The CEO is not required to be a shareholder in the Company nor must he be a director.

117.        The CEO is responsible for the continuous management of the affairs of the Company, in the framework of the policy determined by the Board of Directors and subject to its directives.

118.         The CEO shall have all of the authorities of management and execution not granted at law or in these Articles or by virtue thereof to some other organ of the Company with the exception of authorities as stated which shall be transferred from him to the Board of Directors in accordance with the provisions of Clause 91.1 above, if they shall be transferred.  The CEO shall be subordinate to the Board of Directors.

119.         Subject to the provisions of the Companies Law and these Articles, the Board of Directors may from time to time deliver and grant to the CEO authorities belonging to the Board of Directors under these Articles, as it shall deem fit, and it is entitled to grant any of these authorities for such period, such purpose and under such terms and limitations as the Board of Directors shall deem appropriate, and the Board of Directors is entitled to grant these authorities, both without relinquishing its authority in the matter or in their stead or subordinates to them, in whole or in part, and is entitled from time to time to cancel, suspend and change these authorities, in whole or in part.

120.         Without detracting from that stated in Article 127 and 129 below, the CEO is entitled, with the approval of the Board of Directors, to delegate any of his authorities to other/s, subordinate to him.  Approval of the Board of Directors as mentioned may be granted generally or for a specific matter.

121.         Without detracting from the provisions of the Companies Law and applicable law, the CEO will submit to the Board of Directors reports on matters, at times and at a scope as determined by the Board of Directors, whether in a specific resolution or in the framework of the procedures of the Board of Directors.

122.         The wage of the CEO may be paid as a salary, or commission or participation in the profit or the granting of securities or the rights to purchase these, or in any other manner.

Validity of Actions and Approval of Transactions

123.         Subject to the provisions of applicable law, all of the actions taken by the Board of Directors or by a Board of Directors committee or by any person acting as director or member of a Board of Directors committee or by an officer, as the case may be - shall be valid even if it evolves thereafter that there was some defect in the appointment of the director, Board of Directors committee, director who is a member of the committee or officer, as the case may be, or that any of the officers mentioned was prohibited from serving in such position.

124.

124.1        Subject to the provisions of the Companies Law, the holding of shares in the Company and the service as an officer in the Company whilst being a party at interest or an officer in any other corporation, including a corporation in which the Company is a party at interest or a shareholder in the Company, shall not preclude an officer from being an officer in the Company.  Additionally, an officer shall not be precluded from being an officer in the Company due to his engagement or subsequent to the engagement of any corporation as stated above, in a contract with the Company in any matter or manner whatsoever.

124.2        Subject to the provisions of the Companies Law, the service of a person as an officer in the Company shall not preclude him and/or his relations and/or some other corporation in which he is a party at interest, from engaging with the Company in transactions in which the officer has a personal interest in any manner whatsoever.

124.3        Subject to the provisions of the Companies Law, an officer shall be entitled to participate and to vote in deliberations with regard to approval of transactions or actions in which he has a personal interest.

125.         Subject to the provisions of the Companies Law, a transaction of the Company with some other person in whom the officer in the Company has a personal interest, and which are not extraordinary transactions, will be approved as follows:

125.1       Engagement as stated above in a transaction which is not extraordinary shall be approved by the Board of Directors or by some other party (including the audit committee of the Company) authorized therefor by the Board of Directors, whether in a specific resolution or in the framework of the procedures of the Board of Directors, whether by general agreement or by agreement to a certain type of transactions or a specific transaction.

125.2        Approval of transactions which are not extraordinary as stated above may be made by general approval for a certain type of transaction or approval for a specific transaction.

126.          Subject to the provisions of the Companies Law, general notice issued to the Board of Directors by an officer or a controlling interest in the Company with regard to his personal interest in a certain body, with details of his personal interest, shall constitute disclosure by the officer or the controlling interest, to the Company, with regard to his personal interest as stated for purposes of any engagement with the aforementioned body, or an engagement in which the aforementioned body has a personal interest.

Signature on behalf of the Company

127.         Subject to the provisions of the Companies Law and these Articles, the Board of Directors may authorize any party to act and to sign on behalf of the Company, whether himself or some other person, generally or on certain matters.

128.         The Company shall have a stamp bearing the name of the Company.  A signature upon a document shall not bind the Company save if it was signed by those authorized to sign on behalf of the Company together with the stamp of the Company or its printed name.

Appointment of Legal Representatives

129.         Subject to the provisions of the Companies Law, the Board of Directors is entitled at any time to grant a power of attorney to any person to legally represent the Company for such purposes and with such authorities and discretion and for such period of time and subject to such terms and all as the Board of Directors shall deem fit.

The Board of Directors will be entitled to grant to such person, inter alia, authorities to transfer to some other, fully or partially, the authorities and powers and discretion granted to him.

Exemption, Indemnification and Insurance

130.          Subject to the provisions of the Companies Law, the Company is entitled to exempt an officer from liability, in whole or in part, due to damage for breach of the duty of caution towards it.  However, a Company may not exempt a director in advance from his liability towards it due to breach of the duty of caution upon distribution.

131.          Subject to the provisions of the Companies Law and the Securities Law, the Company may engage in a contract to insure the liability of its officer, for liability imposed upon him due to an act carried out by virtue of his position as an officer, in any one of the following:

131.1.       Breach of the duty of caution towards the Company or towards some other person.

131.2.        Breach of the fiduciary duty towards the Company and provided that the officer acted in good faith and had reasonable cause to assume that the actions shall not harm the welfare of the Company.

131.3.       Monetary liabilities imposed upon him in favor of some other person including payments to the victim of the breach as stated in Article 52nd (a)(1)(a) of this security’s law.

131.4.       Any other event for which it is permitted and/or shall be permitted to insure the liability of an officer including for expenses made in connection with proceedings conducted against him (as defined in Article 56h (a)(1) of the Securities Law) including reasonable litigation expenses and including lawyers professional fees.

132.          Subject to the provisions of the Companies Law and the Securities Law -

132.1.        The Company is entitled to provide an undertaking in advance to indemnify its officers for liability or expense as stated in Clause 133 below, in any of the following (hereinafter:  “ undertaking for indemnification ”):

(a)              As specified in Clause 133.1 below and provided that the undertaking for indemnification will be limited to events which in the opinion of the Board of Directors are anticipated in light of the activity of the Company in practice at the time of the issue of the undertaking for indemnification and to an amount or a criteria which the Board of Directors has determined are reasonable in the circumstances and that in the undertaking for indemnification, there shall be indicated the events which in the opinion of the Board of Directors are anticipated in light of the activity of the Company in practice at the time of the issue of the undertaking and the amount or criteria which the Board of Directors has determined are reasonable in the circumstances.

(b)              As specified in Clause 133.2 or 133.3 below.

132.2.        Without detracting from that stated in Clause 132.1 above, the Company is entitled to indemnify an officer therein retroactively, due to a liability or an expense as stated in Clause 133 below which was imposed upon him due to an action taken as an officer in the Company.

133.          An undertaking for indemnification or indemnification as stated in Clause 132 above, may be granted due to liability or expense as specified in sub Clauses 133.1 to 133.4 below, which were imposed upon the officer or which he expended due to an action taken by virtue of being an officer in the Company, as follows:

133.1.       A monetary liability imposed upon him in favor of some other party by a judgment, including a judgment issued in a settlement or an arbitrator’s judgment approved by a court, for payment to the injured party of a breach as stated in article 52ns (a)(1)(a) of the Security’s law.

133.2.        Reasonable litigation expenses including attorney’s professional fees which the officer expended due to investigation or proceedings conducted against him by an authority entitled to conduct an investigation or proceedings and which ended without submission of an indictment against him and without monetary liabilities imposed upon him as an alternative to a criminal proceeding or which ended without submission of an indictment against him or the imposition of monetary liability as an alternative to criminal proceedings for a crime which does not require the proof of mens rea ; in this paragraph -

Termination of proceedings without submission of an indictment in the matter in which a criminal investigation was commenced - means the closing of the case as per Article 62 of the Criminal Procedural Law (combined version) - 1982 (in this sub-clause - the Criminal Procedural Law) or a stay of proceedings by the Attorney General under Article 231 of the Criminal Procedural Regulations.

“Monetary liability as an alternative to criminal proceedings” - monetary liability imposed at law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Crimes Law - 1985, a fine for a crime determined as a fine-crime under the provisions of the Criminal Procedural Regulations, and administrative fine or ransom.

133.3.        Reasonable litigation expenses, including lawyers professional fees, which the officer expended or was obligated by the court, in proceedings commenced against him by the

Company or in its name or by some other person, or a criminal indictment from which he was acquitted or a criminal indictment in which he was convicted of a crime which does not require the proof of mens rea.

133.4.      Any other liability or expense for which indemnification of an officer is and/or shall be permitted.

133.5.      An expense made in connection with proceedings under Section H3, H4 or I1 of the Securities Law, including reasonable litigation expenses and lawyer’s professional fees.

134.          Subject to the provisions of the Companies Law, nothing in the provisions of these Articles shall limit the Company in any manner in connection with its engagement in an insurance contract or in connection with the granting of an exemption or indemnification:

134.1.       In connection with an officer in the Company or a director in another Company, to such extent as the insurance, exemption or indemnification are not prohibited under any law.

134.2.       In connection with parties who are not officers in the Company or directors in another Company, including but without detracting from the generality of that stated above, employees, contractors or advisers.

134A.       The maximum amount of indemnification that the Company will pay to all officers who receive a letter of indemnity from the Company (in addition to the amounts received from an insurance company, if received, under directors and officers liability insurance purchased by the Company, if purchased), in the aggregate for one event or more, shall not exceed the greater of the following: (i) an amount that constitutes 25% of the Company’s shareholders’ equity after excluding the minority interest, on the actual payment date of the indemnification; and (ii) US $10 million, and if the Company lists for trade on a stock exchange outside of Israel - US $20 million.

Dividends, Funds, and Amortization of Funds and Profits

135.         The Board of Directors may, prior to resolving upon distribution of dividend, as stated in clause 137 above, allocate from the within the profits, certain amounts as they shall deem fit and subject to any law, to a general fund or to a fund reserved for distribution of dividend, for distribution of bonus shares or some other purpose, as shall be determined by the Board of Directors at its discretion.  The Board of Directors of the Company may, prior to resolving upon distribution of dividend, allot from within the profits certain amounts, as which shall be in fit, to a general fund or to a fund reserved for any purpose, as the Board of Directors shall determine at its discretion.  In accordance with the discretion of the Board of Directors, profits of the Company which the Board of Directors has not resolved to distribute as dividend shall be transferred to the following year.

136.         Until use is made of the aforementioned funds, the Board of Directors may invest the amounts allotted as stated above and the funds, in any investment, as it shall deem fit, and to handle such investments, to change them or to make any other use thereof, and is entitled to distribute the reserved fund into special funds and to use each fund or part thereof for purposes of the business of the Company, without maintaining it separate from the remainder of the assets of the Company, all according to the discretion of the Board of Directors and the terms it shall determine.

137.         Subject to the provisions of the Companies Law, the Board of Directors may resolve upon distribution of dividend.  The Board of Directors resolving upon distribution of dividend may resolve that the dividend shall be paid, in whole and in part, in cash or in kind, and including this in securities or any other manner, at its discretion.

138.

138.1.

(A)            Subject to the provisions of the Companies Law, the Board of Directors may resolve upon the allotment of bonus shares, and to convert into share capital as per the definition thereof in Article 302(b) of the Companies Law, some of the profits of the Company derived from shares or from a premium on shares or from any other source included in the shareholders capital, indicated in its last financial reports, in an amount determined by the Board of Directors and which shall not be less than the nominal value of the bonus shares.

(B)            A Board of Directors resolving upon the allotment of bonus shares, shall determine whether they shall be of one class only for all shareholders without taking into account the class of shares held by them or for each shareholder as stated there shall be distributed bonus shares of the same class in respect of each class of shares held by him.

(C)            Bonus shares which shall be allotted under this clause shall be deemed as fully paid up.

138.2         A Board of Directors resolving upon allotment of bonus shares may resolve that the Company shall transfer to a special fund designated for distribution of bonus shares in the future, such amounts that the conversion thereof into share capital shall suffice to allot to whomever shall, at such time for any reason, be entitled to purchase shares in the Company (including rights which may be implemented only at a later date), bonus shares which shall be due to him, had he exercised the right to purchase shares on the eve of the determining date for the right to receive the bonus shares (in this clause - “ the determining date ”).  In the event that after the determining date a holder of a right as stated shall exercise his right to purchase shares or part thereof, the Company shall allot bonus shares to him with a nominal value and which are due to him had he exercised the right to purchase shares which he actually purchased, on the eve of the determining date, and this by the conversion into share capital of the special fund as mentioned.  Bonus shares shall accord the owners thereof participation and distribution of dividends in cash or bonus shares starting on the date determined by the Board of Directors.  With regard to determination of the amount which shall be transferred to the special fund as stated, any amounts transferred to such fund in respect of previous distributions of bonus shares shall be viewed as already amortized and that shares have already allotted from it, which grant bonus shares to the holders of the right to purchase shares.

139.         Subject to the rights ancillary to the classes of shares issued by the Company and the provisions of these Articles, a dividend or a bonus share shall be distributed to the shareholders proportionally to the nominal value of each share, without taking into account any premium which was paid thereupon.

140.         In order to execute a resolution regarding distribution of dividend or allotment of bonus shares, the Board of Directors is entitled:

140.1        To resolve at its discretion any difficulty which shall arise in connection therewith and to adopt all of the steps it deems proper to overcome such difficulty.

140.2        To resolve that fractions lower than a certain amount determined by the Board of Directors shall not be taken into account for adjustment of the right of the shareholders or to sell fractions of shares and to pay the consideration for them (net) to those entitled to them.

140.3        To authorize to sign on behalf of the shareholders upon any contract or other documents required for the validity of the allotment and or distribution, and particularly to authorize to sign and submit for registration a document in writing as stated in Article 291 of the Companies Law.

140.4        To determine the value of certain assets which shall be distributed and to decide that payments in cash will be paid to shareholders on the basis of the value which was determined.

140.5       To grant cash or certain assets to trustees in favor of parties entitled thereto, as shall seem practical in view of the Board of Directors.

140.6       To make any arrangement or other arrangement which shall be required in the opinion of the Board of Directors to enable the allotment or distribution, as the case may be.

141.          Dividend or other benefit in respective shares shall not bear interest or linkage differences.

142.          The Board of Directors may delay any dividend or bonus shares or other benefits in respect of a share for which the consideration determined therefor, in whole or in part, was not paid to the Company, and to collect any amount as stated or consideration which shall be received from the sale of any bonus shares or other benefits, on account of the debt or liability in respect of the aforementioned share, this, whether the aforementioned share is owned exclusively by the shareholder in debt or jointly with other shareholders.

143.         The Board of Directors may delay any dividend or bonus share or other benefit in respect of a share to which a person is entitled to be registered as its owner in the registry or is entitled to transfer it, under clauses 28 or 30 above, as the case may be, until such person shall be registered as the owner of the share or until he shall transfer it at law, as the case may be.

144.         The Board of Directors may determine from time to time the manner of the payment of the dividend or allotment of bonus shares or their transfer to those entitled and instructions, procedures and arrangements in connection therewith, both with regard to the registered shareholders and non-registered shareholders.  Without detracting from the generality of that stated above, the Board of Directors is entitled to determine as follows:

144.1.

(A)            Subject to that stated in sub-clause (B) below, a dividend or funds which shall be distributed to registered shareholders shall be paid to the registered shareholder by the dispatch of a check by post to his address as shall be registered in registry of shareholders, or in the instance of jointly registered owners of the share, to the party whose name appears first in the registry of shareholders regarding such share.  Every dispatch of a check as stated shall be made at the risk of the registered shareholder.  Without detracting from that stated above, the Board of Directors may determine that a dividend amount less than a certain amounts determined by the Board of Directors shall not be sent by check as stated, and there shall apply to it the provisions of sub-clause (B) below.

(B)            The Board of Directors may determine that the payment of dividend or funds which are distributed to the registered shareholders, may be made at the office or any other place determined by the Board of Directors.

144.2.        Dividends distributed to non-registered shareholders shall be transferred to such shareholders by means of a company for registration or any other means determined by the Board of Directors.

145.          If two or more persons are jointly registered for a share in the registry of shareholders, each of them is entitled to issue a valid receipt for any dividend, share or other security, or other funds or benefits due in respect of the share.

Documents of the Company

146.

146.1.       Shareholders shall have a right to view documents of the Company specified in Articles 184 of the Companies Law, upon fulfillment of the conditions determined therefor.

146.2.       Shareholders shall not have a right to view documents of the Company or any part of them save if they were granted a right as stated, under statute or under these Articles or if they were permitted so to do by the Board of Directors as stated in Clause 146.1 above.

147.          Subject to the provisions of applicable law, any book, record or registry which the Company must maintain in accordance with the law or these Articles, will be maintained using technical or other means as decided by the Board of Directors.

Financial Reports

148.         The financial reports of the Company shall be signed by the party authorized therefor by the Board of Directors, as required at law.

Auditing Accountant

149.         The auditing accountant or the auditing accountants shall be appointed at every annual meeting and shall serve in their position until the end of the following annual meeting.

150.

150.1.       The Board of Directors shall determine the wage for the audit activity of the auditing accountant appointed by the Company, at the discretion of the Board of Directors.

150.2.       The wage of the auditing accountant for additional services to the Company which are not auditing service, shall be determined by the Board of Directors at its discretion.

Notices

151.         The provision of notices or delivery of documents to shareholders and a company for registration, in accordance with the provisions of the law or these Articles, shall be in such manners indicated below in this section.

152.          Notice of a general meeting shall be delivered in accordance with Clause 53 above.

153.

153.1.        Without detracting from that stated above, the Company is entitled to deliver notice or document to a shareholder by personal delivery or by facsimile or by post or by electronic mail.  Postal delivery shall be made to the address of the shareholder registered in the registry or in the absence of such registered address, at the address delivered by him to the Company for the dispatch of notices to him. Notice delivered by means of facsimile shall be sent to the shareholder in accordance with the facsimile number delivered by him to the Company.  Notice delivered by email shall be sent to the shareholder at the email address delivered by him to the Company.

153.2.

(A)            Notice or documents delivered to the shareholder shall be deemed delivered upon their time of their delivery to his possession.

(B)            Notice or documents sent by post shall be deemed properly delivered if delivered for postal dispatch when they bear the proper address and are lawfully postaged.  Delivery shall be deemed to have been performed at the time at which the letter was to be delivered in the ordinary manner by the post, and not more than three days from the date in which the letter including the notice was delivered as stated at the post office.

(C)            Notice sent by facsimile or email shall be deemed delivered 24 hours after the dispatch.

154.          Without detracting from that stated above, the Company is entitled to deliver notice to shareholders by publication of the notice once, in two daily papers published in Israel in the Hebrew language, both in addition to and in the stead of notice as stated in clause 153 above.  The date of publication in the paper shall be deemed the date of receipt of the notice by the shareholders.

155.         The Company is entitled to notify upon the delivery of a document at the office or in any other place determined by the Board of Directors or in any other manner, including by means of the internet.

156.         The Company is entitled to deliver to joint shareholders a notice or a document by dispatched to the shareholder whose name appears first in the registry of shareholders for such share.

157.         Every person to whom a right to any share was lawfully transferred, by transfer or any other manner, shall be bound by such notice with regard to such share which was lawfully delivered to the person from whom his right derives to such share, prior to the recording of his details in the registry.

158.         Any document or notice delivered to a shareholder in the Company in accordance with the provisions of these Articles shall be deemed as properly delivered notwithstanding his death, bankruptcy or the liquidation of such shareholder or the assignment of the right in the shares, in accordance with the law (whether the Company knew thereof or not) for so long as some other party was not registered in his stead as a shareholder, and the dispatch or delivery as stated shall be deemed for all purposes as sufficient with regard to any party interested in such shares and/or entitled to them by virtue of assignment of the right, in accordance with the law, whether together with such shareholder or by virtue thereof or in his stead.

159.        Subject to the provisions of applicable law, a shareholder, director or any other party, who is entitled to receive notice in accordance with these Articles or at law, may waive its receipt, whether an advance or in retrospect, whether in a special circumstance or in general, and having done so, the notice will be deemed to have been lawfully provided and any proceedings or action in respect of which notice was to have been given, shall be deemed valid and in force.

160.         Confirmation in writing signed by a director or by the Secretary of the Company with regard to the dispatch of a document or a notice in any one of the manners specified in these Articles, shall be deemed decisive proof of any detail included therein.

161.         For so long as advance notice of a number of days must be granted or a notice is valid for a certain period, the date of delivery shall be included in the count of the number of days or the period, save as indicated otherwise.  If notice was given in more than one of the manners specified above, it shall be deemed to have been received at the earliest dates at which it was considered received, as stated above.

Merger

162.         Approval of a merger in accordance with the first chapter of the eighth section of the Companies Law, requires an ordinary majority in the general meeting or a class meeting, as the case maybe, and all subject to the provisions of applicable law.

Liquidation

163.         Subject to the provisions of applicable law, the liquidator is entitled, whether in voluntary or other liquidation, in accordance with the resolution of the general meeting passed by ordinary majority, to distribute in kind between the shareholders, the surplus assets, in whole or in part, and the liquidator is further entitled in accordance with a resolution of the general meeting passed by an ordinary majority to deposit any part of the surplus assets in trust which shall be held in favor of the shareholders, as the liquidator shall deem appropriate.  For the purpose of distribution of surplus assets in kind, the liquidator may determine the proper value of the property available for distribution and to decide how to carry out the distribution between the shareholders taking into account the ancillary rights from the different classes of shares in the Company which they own.

Bearer Shares

164.         Subject to the provisions of applicable law, the Company is entitled to issue for a share which was paid up in full, a share certificate in accordance with the provisions which shall be determined for this matter by the Board of Directors of the Company, and in such instance, the share shall be registered as stated in Article 130(a)(2) of the Companies Law, and the name of the shareholder shall be erased from the registry of shareholders.

Internal Auditor

165.         The organizational supervisor of the internal auditor shall be the chairman of the Board of Directors, or if the Board of Directors shall determine - the CEO of the Company.

166.         Proposals for the annual work plan shall be submitted by the internal auditor for approval of the Board of Directors of the Company, or if the Board of Directors has determined, for approval of the audit committee.

Annual General Meeting of BrainsWay Ltd.

Date: January 13, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Annual General Meeting:

	For	Against	Abstain
1. To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as Brainsway's independent auditors for the year 2019 and for an additional period until the following annual general meeting and to authorize the board of directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018.	☐	☐	☐
2. To approve the re-election of Dr. David Zacut and Mr. Avner Hagai and the election of Mr. Avner Lushi as directors to the board of directors of Brainsway Ltd.			
2a. To approve the re-election of Dr. David Zacut as a director to the board of directors of Brainsway Ltd.	☐	☐	☐
2b. To approve the re-election of Mr. Avner Hagai as a director to the board of directors of Brainsway Ltd.	☐	☐	☐
2c. To approve the election of Mr. Avner Lushi as a director to the board of directors of Brainsway Ltd.	☐	☐	☐
3. To approve the grant of options to Ms. Eti Mitrani and to Mr. Avner Lushi.	☐	☐	☐
4. To approve amendments to the Brainsway's compensation policy.	☐	☐	☐
	Yes	**No**	
4a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted) **If you are not a controlling shareholder and you do not have personal interest, please mark – NO.**	☐	☐	
	For	**Against**	**Abstain**
5. To approve compensation for Christopher R. von Jako, Ph.D., Brainsway's future president and chief executive officer.	☐	☐	☐
	Yes	**No**	
5a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above? (Response required for vote to be counted) **If you are not a controlling shareholder and you do not have personal interest, please mark – NO.**	☐	☐	
	For	**Against**	**Abstain**
6. To approve compensation for Dr. David Zacut for his role as the chairman of the board of directors.	☐	☐	☐
7. To approve compensation for Dr. David Zacut for the 3 month on-the-job-training to Brainsway's entering president and chief executive officer.	☐	☐	☐
	Yes	**No**	
7a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 7 above? (Response required for vote to be counted) **If you are not a controlling shareholder and you do not have personal interest, please mark – NO.**	☐	☐	
	For	**Against**	**Abstain**
8. To approve amendments to Brainsway Ltd.'s Articles of Association.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here — Please Date Above

Please Sign Here — Please Date Above

Please separate carefully at the perforation and return just this portion in the envelope provided.

Annual General Meeting of BrainsWay Ltd. to be Held on January 13, 2020 for Holders as of December 16, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on January 8, 2020

PROXY TABULATOR FOR

BRAINSWAY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2019 Mediant Communications Inc. All Rights Reserved

BrainsWay Ltd.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. E.S.T. on January 8, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BrainsWay Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **December 16, 2019** at the **Annual General Meeting** of the Company, to be held on **January 13, 2020** at **3:00 p.m. (Israel time)**, at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence.**
3. **If no instructions are received by the Depositary from an Owner with respect to a matter and a number of American Depositary Shares of that Owner on or before the Instruction Cutoff Date, and the Depositary has received from the Company, by the business day following the Instruction Cutoff Date, a written confirmation that, as of the Instruction Cutoff Date, the Company wishes a proxy to be given under this sentence, the Company reasonably does not know of any substantial opposition to the matter and the matter is not materially adverse to the interests of shareholders; then, the Depositary shall deem that Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the number of deposited Shares represented by that number of American Depositary Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that number of deposited Shares as to that matter.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BRAINSWAY LTD.
P.O. Box 8016
CARY, NC 27512-9903